Filed pursuant to Rule 424(b)(5)
Registration No. 333-186726

PROSPECTUS SUPPLEMENT

(To Prospectus dated April 23, 2013)

11,500,000 Shares

Synergy Resources Corporation

Common Stock

We are offering 11,500,000 shares of common stock to be sold in this offering. Our common stock is traded on the NYSE MKT under the symbol “SYRG.” On June 13, 2013, the last reported sale price of our common stock as reported on the NYSE MKT was $6.37 per share.

At our request, the underwriters have reserved up to 3.0% of the common stock being offered by this prospectus supplement for sale at the public offering price to our directors, officers, employees and other individuals associated with us and members of their families. For more, see “Underwriting — Directed Share Program.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page S-15 of this prospectus supplement and page 5 of the accompanying prospectus.

	Price to Public	Underwriting Discounts and Commissions	Proceeds, Before Expenses, to Us
Per Share	$6.25	$0.3125	$5.9375
Total	$71,875,000	$3,593,750	$68,281,250

The underwriters may also purchase up to an additional 1,725,000 shares of common stock from us at the public offering price above, less underwriting discounts and commissions, within 30 days of the date of this prospectus supplement to cover any over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on or before June 19, 2013.

Sole Book-Running Manager

Johnson Rice & Company L.L.C.

Senior Co-Managers

Wunderlich Securities
C. K. Cooper & Company
Global Hunter Securities
Northland Capital Markets

Co-Managers

Brean Capital	GVC Capital LLC

The date of this prospectus supplement is June 14, 2013.

PROSPECTUS SUPPLEMENT

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, including the documents incorporated by reference, provides more general information, some of which may not apply to this offering. The accompanying prospectus was filed as part of our registration statement on Form S-3 (registration no. 333-186726) with the Securities and Exchange Commission (the “SEC”) as part of a “shelf” registration process. Under the shelf registration process, we may offer to sell common stock, preferred stock, convertible preferred stock, rights or warrants, as well as securities issuable upon conversion of notes or the exercise of rights or warrants, or any combination of the foregoing from time to time, in one or more offerings, up to a total dollar amount of $250,000,000. Generally, when we refer to this prospectus supplement, we are referring to both parts of this document combined. We urge you to carefully read this prospectus supplement, the information incorporated by reference, the accompanying prospectus, and any free writing prospectus that we authorize to be distributed to you before buying any of the securities being offered under this prospectus supplement. This prospectus supplement may supplement, update, or change information contained in the accompanying prospectus. To the extent that any statement that we make in this prospectus supplement is inconsistent with statements made in the accompanying prospectus or any documents incorporated by reference herein or therein, the statements made in this prospectus supplement will be deemed to modify or supersede those made in the accompanying prospectus and such documents incorporated by reference herein and therein.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus and in any written communication from us or the underwriters, including any free writing prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not, and the underwriters are not, making an offer of these securities in any state where the offer or sale is not permitted. You should not assume that the information provided by this prospectus supplement, the accompanying prospectus, or the documents incorporated by reference in this prospectus supplement and in the accompanying prospectus is accurate as of any date other than their respective dates. Our business, financial condition, results of operations, and prospects may have changed since those dates.

Before you invest in our common stock, you should carefully read the registration statement described in the accompanying prospectus (including the exhibits thereto) of which this prospectus supplement and the accompanying prospectus form a part, as well as this prospectus supplement, the accompanying prospectus, and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The incorporated documents are described in this prospectus supplement under “Where You Can Find More Information.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement includes, and the documents we incorporate by reference herein contain, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts are forward-looking statements. Such statements can be identified by the use of forward-looking terminology such as “believe,” “expect,” “may,” “should,” “seek,” “on-track,” “plan,” “project,” “forecast,” “intend,” or “anticipate” or the negative thereof or comparable terminology, or by discussions of vision, strategy, or outlook, including statements related to our beliefs and intentions with respect to our growth strategy, including the amount we may invest, the location, and the scale of the drilling projects in which we intend to participate; our beliefs with respect to the potential value of drilling projects; our beliefs with regard to the impact of environmental and other regulations on our business; our beliefs with respect to the strengths of our business model; our assumptions, beliefs, and expectations with respect to future market conditions; our plans for future capital expenditures; and our capital needs, the adequacy of our capital resources, and potential sources of capital. You are cautioned that our business and operations are subject to a variety of risks and uncertainties, many of which are beyond our control and, consequently, our actual results may differ materially from those projected by any forward-looking statements. You should consider carefully the statements under the “Risk Factors” section of this prospectus supplement, the accompanying prospectus, and the other disclosures contained herein and therein, which describe factors that could cause our actual results to differ from those anticipated in the forward-looking statements, including, but not limited to, the following factors:

•	volatility of oil and natural gas prices;

•	the amount of our indebtedness and ability to maintain compliance with debt covenants;

•	our need for capital;

•	uncertainty in global economic conditions;

•	incurrence of ceiling test write-downs;

•	our ability to obtain adequate financing;

•	our need to expand our oil and natural gas reserves;

•	affect of seasonal weather conditions and wildlife restrictions on our operations;

•	our ability to market our production;

•	affect of local and regional factors on oil and natural gas prices;

•	legal and/or regulatory compliance requirements;

•	the strength and financial resources of our competitors;

•	uncertainties in the estimates of proved reserves;

•	identifying future acquisitions;

•	operating hazards that results in losses;

•	key executives allocating a portion of their time to other business interests;

•	restrictions on conducting our business within certain municipalities;

•	availability and capacity of gathering systems and pipelines for our production;

•	our ability to control operations on properties we do not operate; and

•	effectiveness of our disclosure controls and our internal controls over financial reporting.

We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory, and other risks, contingencies, and uncertainties, most of which are difficult to predict and many of which are beyond our control. Accordingly, results actually achieved may differ materially from expected results in these statements. Forward-looking statements speak only as of the date they are made. We do not undertake, and specifically disclaim, any obligation to update any forward-looking statements to reflect events or circumstances occurring after the date of such statements, other than as may be required by applicable law or regulation. Readers are urged not to place undue reliance on these forward-looking statements. Readers are also urged to carefully review and consider the various disclosures made by us in our reports filed with the SEC, which attempt to advise interested parties of the risks and factors that may affect our business, financial condition, results of operation, and cash flows. If one or more of these risks or uncertainties materialize, or if the underlying assumptions prove incorrect, our actual results may vary materially from those expected or projected.

PROSPECTUS SUPPLEMENT SUMMARY

This summary provides a brief overview of information contained elsewhere in or incorporated by reference into this prospectus supplement and the accompanying prospectus. Because it is abbreviated, this summary does not contain all of the information that you should consider before investing in our common stock. You should carefully read this entire prospectus supplement, the accompanying prospectus, and any free writing prospectus distributed by us before making an investment decision, including the information presented under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in this prospectus supplement and the financial statements and other information incorporated by reference into this prospectus supplement and the accompanying prospectus.

In this prospectus supplement, unless the context otherwise requires, the terms “we,” “us,” “our,” and the “company” refer to Synergy Resources Corporation.

Overview

We are a Colorado-based independent exploration and production company focused primarily on the development of our approximately 17,046 net acres in the Wattenberg Field in the Denver-Julesburg Basin (“D-J Basin”) in Weld County, Colorado. We have identified approximately 604 net potential horizontal drilling locations on this acreage prospective for oil and liquids rich natural gas in the Niobrara and Codell formations. The majority of our capital expenditures in the fiscal years ended August 31, 2013 and 2014 are expected to be directed toward drilling operated and non-operated Niobrara and Codell horizontal wells. We plan to leverage our management team’s extensive technical, land, financial, and industry operating experience to transition from our historical vertical drilling strategy to a primarily horizontal drilling strategy that we believe provides superior risk-adjusted returns on capital while enhancing the strategic value of our company.

In addition to our Wattenberg Field acreage position, we have also assembled approximately 20,040 net acres directly to the northeast of the Wattenberg Field (our “Northern Extension Area”), which we believe to be prospective for the Niobrara and Greenhorn formations. We believe that recently announced well results from Noble Energy Inc., Whiting Petroleum Corporation, Bonanza Creek Energy, Inc., Carrizo Oil & Gas, Inc., and Bill Barrett Corporation have begun to de-risk this area. At this time, we plan on directing less than $5.0 million of drilling and completion capital to this area over the next 18-months; however, we will carefully monitor industry activity as drilling results continue to de-risk this acreage and may increase allocated capital to this area if we feel risk adjusted returns on capital meet our internal targets. Currently, we have identified 125 net potential horizontal locations on this acreage prospective for oil and liquids rich natural gas in the Niobrara and Greenhorn formations.

We also have approximately 123,000 net acres in Chase, Hayes, Dundy, and Hitchcock Counties, Nebraska that we believe are on the flanks of the Central Kansas Uplift and prospective for Mississippian and Pennsylvanian oil. Apache Corporation and others are currently leasing and drilling in the area. In addition, we also have approximately 56,000 net acres in Yuma and Washington Counties, Colorado that we believe are prospective for Niobrara dry gas.

Operating Statistics

We commenced operations in the D-J Basin in 2008. As of February 28, 2013, we have drilled, acquired, or participated in 284 gross oil and natural gas wells in the D-J Basin including 276 vertical wells and eight horizontal wells. We have agreed to participate in an additional seven horizontal wells that have either commenced drilling operations or expect drilling activity during 2013, and we are evaluating prospects for 27 wells that have been proposed by other operators on our acreage. At February 28, 2013, there were 278 producing wells and there were six wells in various stages of completion, all six of which are now producing.

At February 28, 2013, we had estimated proved reserves of approximately 13.6 MMBoe with a PV-10 of approximately $208 million and a standardized measure of approximately $157 million. For an explanation of the PV-10 and a reconciliation to the Standardized Measure of Discounted Future Net Cash Flows, see “Summary Historical Reserve Data — Non-GAAP Measures; Reconciliations.” For the quarter ended February 28, 2013, our average net daily production was 2,067 Boe per day.

The D-J Basin

The D-J Basin is one of the largest oil and natural gas resource plays in North America and has been the focus of extensive industry activity over the last several years. According to Baker Hughes, from February 2011 through May 31, 2013, the horizontal rig count in Weld County, Colorado has increased from 12 rigs to 35 rigs, a 192% increase. According to the Colorado Oil and Gas Conservation Commission (“COGCC”), since the application of modern horizontal drilling techniques, 1,216 horizontal wells have been drilled in Weld County, Colorado. We believe that the majority of this activity has been focused on the Wattenberg Field where we will focus the majority of our drilling and completion capital over the next 18-months. We believe this industry activity, including in particular drilling activity, in close proximity to and on our leasehold, has substantially mitigated the geologic risks of our anticipated drilling locations. Historically, the Wattenberg Field has been developed with vertical well completions. According to the COGCC, over 20,000 wells have been drilled in Weld County, Colorado to the Niobrara and Codell formations with vertical wellbores.

While reserves per well and well costs vary across the D-J Basin, depending on the characteristics of the area, based on publicly available information, we believe representative gross estimated ultimate recoveries (“EURs”) for our areas of interest in the Wattenberg Field range from 275 to 350 MBoe per well with gross drilling and completion costs between $4.0 and $6.0 million per 4,500 foot lateral horizontal well. On our remaining undeveloped Wattenberg Field acreage, we believe that we can drill an average of 25 net horizontal wells per 640 acre drilling spacing unit. Utilizing these assumptions, we believe that there could be 604 net potential drilling locations targeting the Niobrara and Codell formations. We also believe that EURs and well costs, as mentioned above, will be consistent across each productive horizon. The Wattenberg Field is geologically and aerially well-defined, and almost all of our approximately 17,046 net acres are positioned within this field in Weld County, Colorado.

At present, we also have approximately 20,040 net acres in our Northern Extension Area of the D-J Basin. Based on publicly available information, we believe that our Northern Extension Area could be developed on 160 acre spacing and have EURs ranging from 200 to 300 MBoe per well with gross drilling and completion costs between $4.0 and $6.0 million per 4,500 foot lateral horizontal well. We have identified approximately 125 net potential horizontal drilling locations in our Northern Extension Area.

18-Month Capital Plan

We plan to use the net proceeds from this offering, along with cash on hand, cash flow from operations, and our revolving credit facility to embark on an aggressive drilling program to convert our substantial undeveloped leasehold position to production, cash flow and reserves. For the 18-month period ending August 31, 2014, we plan to spend approximately $153.6 million to drill 32 net horizontal and 12 net vertical wells in the Wattenberg Field. We have also budgeted approximately $35.0 million for additional leasehold acquisitions in the Wattenberg Field and for corporate purposes, including working capital.

The following table presents summary capital expenditure data for our Wattenberg Field acreage position as of March 1, 2013:

	18-Month Drilling and Completion Budget ending 8/31/2014
	Net Operated	Net Non- Operated	Total Net Wells	Well Cost ($MM)	Drilling Budget ($MM)
Wattenberg Field
Horizontal	25	7	32	$4.5	$144.0
Vertical	6	6	12	0.8	9.6

Total	31	13	44		$153.6

For the 25 net horizontal operated wells we plan to drill during this 18-month period, we have 12 drilling permits approved, an additional 30 permits submitted to the State of Colorado for final approval, and seven in process for submission.

Our Business Strategies

Our strategy is to increase shareholder value by increasing our leasehold positions and growing estimated proved reserves, production, and cash flow to generate attractive rates of return on capital. Key elements of our business strategy include:

•

Convert from a vertical development strategy to a primarily horizontal development strategy on our Wattenberg acreage. Historically, our management team has elected to develop the Wattenberg Field with vertical well completions. Over the past year, modified completion techniques and a better understanding of the underlying formations have led to higher relative economic returns from horizontal development. Given these recent developments, we are shifting our drilling program on our Wattenberg acreage to horizontal well completions. Over the 18-month period ending August 31, 2014, we plan on drilling 25 net operated and seven net non-operated horizontal wells in the Wattenberg Field and spending approximately $144.0 million of our $153.6 million drilling and completion budget on this horizontal development.

•

Aggressively develop our Wattenberg leasehold position. We intend to aggressively drill and develop our Wattenberg acreage position to maximize the present value of our resource potential and generate the highest returns to our shareholders. On our remaining undeveloped Wattenberg acreage, we believe that we can drill an average of 25 net horizontal wells per 640 acre drilling spacing unit. Utilizing these assumptions, we have identified approximately 604 net potential drilling locations. We plan to drill 25 net operated and seven net non-operated horizontal wells and six net operated and six net non-operated vertical wells by August 31, 2014.

•

Employ leading drilling and completion techniques. We intend to employ well designs and drilling and completion techniques that we believe are the best practices in the Wattenberg Field. We do not intend to experiment with new technology or applications, preferring instead to replicate what we believe to be the best practices that operators in the Wattenberg Field have utilized in their respective field-level development. We plan to leverage the extensive database of detailed well information we have compiled from public sources and through our drilling, participation, and acquisition of over 278 gross vertical wells and six gross horizontal wells to date, which includes technical information on individual well designs (including the type of hydraulic fracture stimulation treatments utilized, individual well production performance and attributable reserves, well drilling and completion techniques and costs, and operator performance across the D-J Basin.) We intend to use this valuable information to optimize our participation in non-operated horizontal wells and to provide information for the design of our operated horizontal wells.

•

Continue to monitor industry activity in our Northern Extension Area. At present, we have approximately 20,040 net acres in our Northern Extension Area. Based on publicly available information, we believe that our Northern Extension Area could be developed on 160 acre spacing and have EURs ranging from 200 to 300 MBoe per well with gross drilling and completion costs between $4.0 and $6.0 million per 4,500 foot lateral horizontal well. We believe there could be over 125 net potential horizontal well locations in our Northern Extension Area. At this time, we plan on directing less than $5.0 million of drilling and completion capital to this area over the next 18-months; however, we will carefully monitor industry activity and may increase allocated capital to this area if we feel risk adjusted returns on capital meet internal targets.

•

Pursue strategic acquisitions and increase our leasehold position in the D-J Basin . We intend to continue to leverage the extensive experience and relationships of our management team to opportunistically increase our acreage position. We also intend to further utilize the breadth of corporate contacts that both our President and Chief Executive Officer, Edward Holloway, and our Vice President, William Scaff, Jr., have developed to make selective D-J Basin focused acquisitions. We intend to pursue both operated and non-operated organic leasing opportunities, corporate mergers or acquisitions, and farm-in related opportunities. We have had a successful track record of acquisitions including most recently completing the acquisition of the assets of Orr Energy LLC and closing an acreage transaction with Vecta Oil & Gas Ltd.

•

Maintain financial liquidity and capacity to capitalize on growth opportunities. After this offering, we will have approximately $86.3 million in cash. As of February 28, 2013, we had approximately $41.5 million drawn on our revolving credit facility. As of June 4, 2013, our borrowing base was increased from $47.0 million to $75.0 million. See “Recent Developments” for additional detail. We intend to maintain excess cash balances and employ a conservative leverage position over the next several years, allowing us to aggressively pursue our development drilling program and identified leasehold acquisition opportunities.

Our Competitive Strengths

We believe that the following competitive strengths will help us successfully execute our business strategies:

•

Extensive leasehold position with multi-year inventory of identified locations in the Wattenberg Field, targeting the Niobrara and Codell Formations. We believe offset operator horizontal drilling activity and well results on and around our acreage in the Wattenberg Field have significantly mitigated the geologic risk in our horizontal drilling program. On our remaining undeveloped Wattenberg Field acreage, we believe that we can drill an average of 25 net horizontal wells per 640 acre drilling spacing unit. Utilizing these assumptions, we have identified approximately 604 net potential drilling locations.

•

Sizeable acreage position in Northern Extension Area of the D-J Basin provides upside with minimal near-term capital commitments. We have assembled a 20,040 net acre position in the Northern Extension Area of the D-J Basin. We are the operator on the majority of this acreage giving us control of the development plan in this area. We have identified approximately 125 net potential horizontal drilling locations in our Northern Extension Area targeting the Niobrara and Greenhorn formations.

•

Significant operational control in our core operating areas. As a result of successfully executing our strategy of acquiring largely concentrated acreage positions with a high working interest over time, we operate and manage approximately 80% of our wells. Our high percentage of operated properties enables us to exercise a significant level of control with respect to drilling, production, operating, and administrative costs, in addition to leveraging our base of technical expertise in our core operating areas.

•

Experienced and incentivized management team with proven financial, operational and technical expertise. We believe our executive management team has a mix of expertise unique to a company of our size, including technical capability, experience managing operating oil and natural gas companies, and financial and business development experience. Edward Holloway, our President and Chief Executive Officer, and William Scaff, Jr., our Vice President both have over 30 years of oil and natural gas field development and executive management experience in operating oil and natural gas companies in the D-J Basin. Our executive management team is incentivized to create shareholder value through its ownership in the company. Prior to this offering our directors, executive officers and employees owned, including all options and warrants, approximately 20.6% of the company.

•

Relatively small size allows us to make meaningful acquisitions. Our relatively small size provides us with the opportunity to acquire smaller acreage blocks that may be less attractive to large operators inside the D-J Basin. These smaller blocks have a meaningful impact on our position as evidenced by recently completing the acquisition of the assets of Orr Energy LLC and closing an acreage transaction with Vecta Oil & Gas Ltd.

•

Financial flexibility. After this offering, we will have approximately $86.3 million in cash. As of February 28, 2013, we had approximately $41.5 million drawn on our revolving credit facility. As of June 4, 2013, our borrowing base was increased from $47.0 million to $75.0 million. See “Recent Developments” for additional detail. We intend to maintain excess cash balances and employ a conservative leverage position over the next several years, allowing us to aggressively pursue our development drilling program and identified leasehold acquisition opportunities.

Recent Developments

Operational Update — On May 16, 2013, we commenced our operated horizontal drilling program with the rigging up of Ensign Rig #17 to begin drilling the SRC Renfroe 32-1-36NHZ well on our Renfroe lease in the Wattenberg Field. Our initial plan is to drill five wells from one pad site on the Renfroe lease comprised of three Niobrara and two Codell wells. We anticipate we will have a 97.0% working interest in the Renfroe lease. The wells will be approximately 4,700 feet in lateral length and we anticipate there will be between 16-20 fracture stimulation stages per lateral.

On June 4, 2013, we announced that we had completed the drilling of the first of five horizontal wells on the Renfroe pad. We expect to complete the wells on the Renfroe pad in July or early August 2013 and expect the rig to move to a nearby lease to begin drilling five or six wells on our second operated pad.

Borrowing Base Increase — On June 4, 2013 we announced that our reserve borrowing base had increased from $47.0 million to $75.0 million under the terms of the $150.0 million credit facility with Community Banks of Colorado. The credit facility matures in November 2016 and has a current interest rate of approximately 3.45%. This increase was due to the increase in our proved reserves from 10.7 MMboe to 13.6 MMboe and the associated increase in our PV-10 from approximately $148.0 million to $208.0 million as of February 28, 2013. For an explanation of the PV-10 and a reconciliation to the Standardized Measure of Discounted Future Net Cash Flows, see “Summary Historical Reserve Data — Non-GAAP Measures; Reconciliations.”

Corporate Information

Our principal executive offices are located at 20203 Highway 60, Platteville, Colorado 80651, our telephone number at these offices is (970) 737-1073 and our website is www.syrginfo.com. Information contained on or accessible through our website is not incorporated by reference into or otherwise a part of this prospectus supplement or the accompanying prospectus.

THE OFFERING

Issuer	Synergy Resources Corporation

Common stock offered by us	11,500,000 shares

Common stock outstanding immediately after this offering	67,199,488 shares

Over-allotment option	We have granted the underwriters a 30-day option to purchase up to an aggregate of 1,725,000 additional shares of our common stock to cover any over-allotments.

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $68.0 million after deducting underwriting discounts and commissions and estimated offering expenses, or approximately $78.3 million if the underwriters exercise the over-allotment option in full.

We intend to use the net proceeds from this offering, along with cash on hand, to fund a portion of our 18-month drilling and development budget, additional leasehold acquisition in the Wattenberg Field and for corporate purposes, including working capital.

Dividend policy	We have not declared or paid any cash or other dividends on our common stock, and do not expect to declare or pay any cash or other dividends in the foreseeable future. See “Dividend Policy.”

Directed share program	At our request, the underwriters have reserved up to 3.0% of the common stock being offered by this prospectus supplement for sale at the public offering price to our directors, officers, employees and other individuals associated with us and members of their families. The sales will be made by Johnson Rice & Company L.L.C. through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock. Any shares sold in the directed share program to our directors or executive officers shall be subject to the lock-up agreements described in “Underwriting — LockUp Agreements.”

Risk factors	You should carefully read and consider the information beginning on page S-15 of this prospectus supplement and page 5 of the accompanying prospectus set forth under the headings “Risk Factors” and all other information set forth in this prospectus supplement, the accompanying prospectus, and the documents incorporated herein and therein by reference before deciding to invest in our common stock.

NYSE MKT symbol	SYRG

The number of shares to be outstanding after this offering is based on 55,699,488 shares of our common stock outstanding as of June 13, 2013 and excludes 3,805,000 shares which may be issued pursuant to outstanding stock options, 2,195,000 shares reserved for issuance under our incentive plan and 9,335,998 additional shares that may be issued pursuant to outstanding warrants. Unless otherwise indicated, the information in this prospectus supplement assumes that the underwriters will not exercise their over-allotment option.

SUMMARY HISTORICAL FINANCIAL DATA

The following summary financial data should be read together with our most recent Annual Report on Form 10-K for the year ended August 31, 2012 and our Quarterly Report on Form 10-Q for the six months ended February 29, 2012 and February 28, 2013 each of which is incorporated by reference in this prospectus supplement and accompanying prospectus. The summary statements of operations and cash flow data below for the years ended August 31, 2010, 2011 and 2012, and the summary balance sheet data as of August 31, 2011 and 2012 have been derived from our historical audited financial statements that are incorporated by reference in this prospectus supplement and accompanying prospectus. The summary statements of operations and cash flow data below for the six months ended February 29, 2012 and February 28, 2013 and the summary balance sheet data as of February 28, 2013 have been derived from our historical unaudited financial statements that are incorporated by reference into this prospectus supplement and the accompanying prospectus.

Our unaudited financial statements are prepared on the same basis as our audited financial statements and, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation have been included. Historical results are not necessarily indicative of results to be expected in the future, and operating results for the six months ended February 28, 2013 are not necessarily indicative of results that may be expected for the full year or future periods.

	Historical
	Year Ended August 31,			Six Months Ended February 29 & 28,
	2010	2011	2012	2012	2013
				(unaudited)
	(in thousands)
STATEMENT OF OPERATIONS DATA:
REVENUES
Oil and Natural Gas Sales	$2,158	$10,002	$24,969	$10,698	$19,235
OPERATING EXPENSES
Lease Operating Expense	124	485	1,212	592	1,304
Depreciation, Depletion, and Amortization	701	2,838	6,010	2,766	5,496
General and Administrative	1,688	2,903	3,557	1,877	2,499
Services Contract — Related Party	227	—	—	—	—
Production Taxes	200	955	2,436	969	1,908

Total Expenses	2,940	7,181	13,215	6,204	11,207

INCOME (LOSS) FROM OPERATIONS	(782)	2,820	11,754	4,494	8,028

OTHER INCOME (EXPENSE)
Accretion of Debt Discount	(1,334)	—	—	—	—
Amortization of Debt Issuance Costs	(454)	—	—	—	—
Change in Fair Value of Derivative Conversion Liability	(7,678)	(10,229)	—	—
Commodity Derivative Loss	—	—	—	—	(154)
Interest Expense, Net	(552)	(4,247)	—	—	—
Interest Income	5	56	37	11	15

Total Other Income (Expense), Net	(10,013)	(14,420)	37	11	(139)

INCOME (LOSS) BEFORE INCOME TAXES	(10,794)	(11,600)	11,792	4,505	7,889
INCOME TAX BENEFIT (EXPENSE)	—	—	332	3,241	(2,919)

NET INCOME (LOSS)	$(10,794)	$(11,600)	$12,124	$7,746	$4,970

Net Loss Per Common Share — Basic	$(0.88)	$(0.45)	$0.26	$0.19	$0.09
Diluted	$(0.88)	$(0.45)	$0.25	$0.18	$0.09

Weighted Average Shares — Basic	12,213,999	26,009,283	46,587,558	41,771,695	53,272,213
Diluted	12,213,999	26,009,283	48,359,905	43,536,398	54,713,361

	Historical
	As of August 31,		As of February 28, 2013
	2011	2012
			(unaudited)
	(in thousands)
BALANCE SHEET DATA:
Cash and Cash Equivalents	$9,491	$19,284	$18,273
Current Assets	$14,631	$26,467	$28,441
Net Property, Plant and Equipment	$48,898	$92,703	$159,459
Total Assets	$63,698	$120,731	$188,463
Current Liabilities	$13,946	$15,592	$21,365
Total Liabilities	$14,590	$19,619	$67,305
Stockholders’ Equity	$49,108	$101,112	$121,158

	Historical
	Year Ended August 31,			Six Months Ended February 29 & 28,
	2010	2011	2012	2012	2013
				(unaudited)
	(in thousands)
CASH FLOW DATA:
Net Cash Provided By (Used For) Operating Activities	$(2,443)	$7,916	$21,252	$9,631	$17,675
Net Cash Used For Investing Activities	$(9,152)	$(21,865)	$(46,680)	$(17,883)	$(57,579)
Net Cash Provided By Financing Activities	$15,489	$16,691	$35,222	$37,614	$38,893

SUMMARY HISTORICAL RESERVE DATA

The following table presents summary data with respect to our estimated net proved oil and natural gas reserves as of the dates indicated. Ryder Scott Company, L.P. (“Ryder Scott”), our independent petroleum engineer, audited our estimated reserves as of August 31, 2012 and February 28, 2013. Our audit procedures required Ryder Scott to prepare their own estimate of proved reserves for fields comprising at least 80% of the aggregate net present value of our year-end and mid-year proved reserves, discounted at 10% per annum. Reserve estimates are inherently imprecise and remain subject to revisions based on production history, results of additional exploration and development drilling, results of secondary and tertiary recovery applications, prevailing oil and natural gas prices and other factors. You should read the notes following the table below and our financial statements and related notes included elsewhere in this prospectus supplement in conjunction with the following reserve estimates.

	As of August 31, 2012	As of February 28, 2013
Net Proved Reserves:
Proved Developed Oil Reserves (Bbls)	2,823,604	4,144,001
Proved Undeveloped Oil Reserves (Bbls)	2,262,207	2,476,148

Total Proved Oil Reserves (Bbls)	5,085,811	6,620,149
Proved Developed Natural Gas Reserves (Mcf)	17,380,806	24,530,163
Proved Undeveloped Natural Gas Reserves (Mcf)	16,065,168	17,534,658

Total Proved Natural Gas Reserves (Mcf)	33,445,974	42,064,821
Total Proved Oil Equivalents (Boe) (1)	10,660,140	13,630,953

PV-10 (2) (3)	$148,883,451	$208,047,864
Standardized Measure of Discounted Future Net Cash Flows	$102,504,795	$156,976,094

(1)	Barrels of oil equivalent (Boe) are computed based on a conversion ratio of one Boe for each barrel of crude oil and one Boe for every 6,000 cubic feet (i.e., 6 Mcf) of natural gas.
(2)	We calculated the present value of estimated future net revenues as of August 31, 2012 and February 28, 2013 using the 12-month arithmetic average first of month price from September through August and March through February for the respective periods shown. The average realized prices used as of August 31, 2012 were $86.68 per barrel of oil and $3.76 per Mcf of natural gas. The average realized prices used as of February 28, 2013 were $86.52 per barrel of oil and $3.69 per Mcf of natural gas.
(3)	The Present Value of Estimated Future Net Revenues, Discounted at 10% (“PV-10”) is a non-GAAP financial measure. For a definition of PV-10, see “Non-GAAP Financial Measures; Reconciliations” below. See also “Unaudited Oil and Gas Reserves Information” following our audited financial statements for the years ended August 31, 2011 and 2012. PV-10 is considered a non-GAAP financial measure under SEC regulations because it does not include the effects of future income taxes, as is required in computing the standardized measure of discounted future net cash flows.

Non-GAAP Measures; Reconciliations

This prospectus supplement contains certain financial measures that are non-GAAP measures. We have provided reconciliations within this prospectus supplement of the non-GAAP financial measures to the most directly comparable GAAP financial measures. These non-GAAP financial measures should be considered in addition to, but not as a substitute for, measures for financial performance prepared in accordance with GAAP that are presented in this prospectus supplement.

PV-10 is the present value of the estimated future cash flows from estimated total proved reserves after deducting estimated production and ad valorem taxes, future capital costs and operating expenses, but before deducting any estimates of future income taxes. The estimated future cash flows are discounted at an annual rate of 10% to determine their “present value.” We believe PV-10 to be an important measure for evaluating the relative significance of our oil and natural gas properties and that the presentation of the non-GAAP financial measure of PV-10 provides useful information to investors because it is widely used by professional analysts and investors in evaluating oil and natural gas companies. Because there are many unique factors that can impact an individual company when estimating the amount of future income taxes to be paid, we believe the use of a pre-tax measure is valuable for evaluating our company. We believe that PV-10 is a financial measure routinely used and calculated similarly by other companies in the oil and natural gas industry. However, PV-10 should not be considered as an alternative to the standardized measure as computed under GAAP.

The standardized measure of discounted future net cash flows relating to our total proved oil and natural gas reserves is as follows:

	As of August 31	As of February 28,
	2012	2013
Future cash inflows	$537,461,879	$730,952,536
Future production costs	(85,612,228)	(148,596,951)
Future development costs	(100,820,886)	(112,576,175)
Future income tax expense	(109,348,907)	(115,513,499)

Future net cash flows	241,679,858	354,265,911
10% annual discount for estimated timing of cash flows	(139,175,063)	(197,289,817)

Standardized measure of discounted future net cash flows related to proved reserves	$102,504,795	$156,976,094

Reconciliation of Non-GAAP Measure
PV-10	$148,883,451	$208,160,408
Less: Income taxes
Future income taxes, discounted at 10% (1)	(46,378,656)	(51,184,315)
Standardized measure of discounted future net cash flows	$102,504,795	$156,976,094

(1)	The present value of estimated future net revenues after income taxes, discounted at 10%, is referred to as the “Standardized Measure.”

RISK FACTORS

You should carefully consider the following risk factors and the risk factors contained in the accompanying prospectus and all other information contained in this prospectus supplement, the accompanying prospectus, and the documents incorporated herein and therein by reference in evaluating our business and prospects. The risks and uncertainties described in this prospectus supplement, the accompanying prospectus and the documents incorporated herein and therein by reference are not the only ones we face. Additional risks and uncertainties, other than those we describe in this prospectus supplement, the accompanying prospectus, and the documents incorporated herein and therein by reference, that are not presently known to us or that we currently believe are immaterial, may also impair our business operations. If any of those risks occur, our business, financial condition, and results of operations could be harmed.

Oil and natural gas prices are volatile. An extended decline in the prices of oil and natural gas would likely have a material adverse effect on our financial condition, liquidity, ability to meet our financial obligations and results of operations.

Our future financial condition, revenues, results of operations, profitability and future growth, and the carrying value of our oil and natural gas properties depend primarily on the prices we receive for our oil and natural gas production. Our ability to maintain or increase our borrowing capacity and to obtain additional capital on attractive terms also substantially depends upon oil and natural gas prices.

These factors include:

•	relatively minor changes in the supply of or the demand for oil and natural gas;

•	the condition of the United States and worldwide economies;

•	market uncertainty;

•	the level of consumer product demand;

•	weather conditions in the United States;

•	the actions of the Organization of Petroleum Exporting Countries;

•	domestic and foreign governmental regulation and taxes, including price controls adopted by the Federal Energy Regulatory Commission;

•	political conditions or hostilities in oil and natural gas producing regions, including the Middle East and South America;

•	the price and level of foreign imports of oil and natural gas; and

•	the price and availability of alternate fuel sources.

We cannot predict future oil and natural gas prices and such prices may decline. An extended decline in oil and natural gas prices may adversely affect our financial condition, liquidity, ability to meet our financial obligations and results of operations. Lower prices have reduced and may further reduce the amount of oil and natural gas that we can produce economically and has required and may require us to record additional ceiling test write-downs. Substantially all of our oil and natural gas sales are made in the spot market or pursuant to contracts based on spot market prices. Our sales are not made pursuant to long-term fixed price contracts.

To attempt to reduce our price risk, we periodically enter into hedging transactions with respect to a portion of our expected future production. We cannot assure you that such transactions will reduce the risk or minimize the effect of any decline in oil or natural gas prices. Any substantial or extended decline in the prices of or demand for oil or natural gas would have a material adverse effect on our financial condition, liquidity, ability to meet our financial obligations and results of operations.

Market conditions or operational impediments, including high line pressures, particularly in the Wattenberg Field, and other impediments affecting gathering and transportation systems, could hinder our access to natural gas, crude oil and NGL markets or delay production and thereby adversely affect our profitability.

Our ability to market our production depends in substantial part on the availability, proximity and capacity of gathering systems, pipelines and processing facilities owned and operated by third parties. If adequate gathering, processing and transportation facilities are not available to us on a timely basis and at acceptable costs, our production and results of operations will be adversely affected. For example, due to increased drilling activities by third parties and unusually hot temperatures in Colorado in the third quarter of 2012, certain third-party providers in the Wattenberg Field area for these facilities and services experienced high line pressure. Such capacity constraints could have a negative impact on our production from our wells and a related decrease in revenue from the impacted wells. Additional pipelines and facilities are being planned for the area but are not expected to be completed until the latter part of 2013. We may face similar risks in other areas.

We may incur substantial costs to comply with the various federal, state and local laws and regulations that affect our oil and natural gas operations.

We are affected significantly by a substantial amount of governmental regulations that increase costs related to the drilling of wells and the transportation and processing of oil and natural gas. It is possible that the number and extent of these regulations, and the costs to comply with them, will increase significantly in the future. In Colorado, for example, significant governmental regulations have been adopted that are primarily driven by concerns about wildlife and the environment. These government regulatory requirements may result in substantial costs that are not possible to pass through to our customers and which could impact the profitability of our operations.

Our oil and natural gas operations are subject to stringent federal, state and local laws and regulations relating to the release or disposal of materials into the environment or otherwise relating to health and safety, land use, environmental protection or the oil and natural gas industry generally. Legislation affecting the industry is under constant review for amendment or expansion, frequently increasing our regulatory burden. Compliance with such laws and regulations often increases our cost of doing business and, in turn, decreases our profitability. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the incurrence of investigatory or remedial obligations, or the issuance of cease and desist orders.

The environmental laws and regulations to which we are subject may, among other things:

•	require applying for and receiving a permit before drilling commences;

•	restrict the types, quantities and concentration of substances that can be released into the environment in connection with drilling and production activities;

•	limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas; and

•	impose substantial liabilities for pollution resulting from our operations.

Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent or costly waste handling, storage, transport, disposal or cleanup requirements could require us to make significant expenditures to maintain compliance, and may otherwise have a material adverse effect on our earnings, results of operations, competitive position or financial condition. Over the years, we have owned or leased numerous properties for oil and natural gas activities upon which petroleum hydrocarbons or other materials may have been released by us or by predecessor property owners or lessees who were not under our control. Under applicable environmental laws and regulations, including CERCLA, RCRA and analogous state laws, we could be held strictly liable for the removal or remediation of previously released materials or property contamination at such locations regardless of whether we were responsible for the release or whether the operations at the time of the release were standard industry practice.

We have a significant amount of indebtedness, which may adversely affect our cash flow and our ability to operate our business, remain in compliance with debt covenants and make payments on our debt.

As of February 28, 2013 the aggregate amount of our outstanding indebtedness, net of cash on hand, was $23.2 million, which could have important consequences for you, including the following:

•

the covenants contained in our debt agreements limit our ability to borrow money in the future for acquisitions, capital expenditures or to meet our operating expenses or other general corporate obligations and may limit our flexibility in operating our business;

•

the amount of our interest expense may increase because certain of our borrowings in the future may be at variable rates of interest, which, if interest rates increase, could result in higher interest expense;

•	we may have a higher level of debt than some of our competitors, which may put us at a competitive disadvantage;

•	we may be more vulnerable to economic downturns and adverse developments in our industry or the economy in general, especially extended or further declines in oil and natural gas prices; and

•	our debt level could limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate.

Our ability to meet our expenses and debt obligations will depend on our future performance, which will be affected by financial, business, economic, regulatory and other factors. We will not be able to control many of these factors, such as economic conditions and governmental regulation. We cannot be certain that our cash flow from operations will be sufficient to allow us to pay the principal and interest on our debt and meet our other obligations. If we do not have enough cash to service our debt, we may be required to refinance all or part of our existing debt, sell assets, borrow more money or raise equity. We may not be able to refinance our debt, sell assets, borrow more money or raise equity on terms acceptable to us, if at all.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control, and any failure to meet our debt obligations could harm our business, financial condition and results of operations.

Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures will depend on our ability to generate sufficient cash flow from operations in the future. To a certain extent, this is subject to general economic, financial, competitive, legislative and regulatory conditions and other factors that are beyond our control, including the prices that we receive for our oil and natural gas production.

We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our credit facility in an amount sufficient to enable us to pay principal and interest on our indebtedness or to fund our other liquidity needs. If our cash flow and capital resources are insufficient to fund our debt obligations, we may be forced to reduce our planned capital expenditures, sell assets, seek additional equity or debt capital or restructure our debt. We cannot assure you that any of these remedies could, if necessary, be affected on commercially reasonable terms, or at all. In addition, any failure to make scheduled payments of interest and principal on our outstanding indebtedness could harm our ability to incur additional indebtedness on acceptable terms. Our cash flow and capital resources may be insufficient for payment of interest on and principal of our debt in the future and any such alternative measures may be unsuccessful or may not permit us to meet scheduled debt service obligations, which could cause us to default on our obligations and could impair our liquidity.

Declining general economic, business or industry conditions may have a material adverse effect on our results of operations, liquidity and financial condition.

Concerns over global economic conditions, energy costs, geopolitical issues, inflation, the availability and cost of credit, the United States mortgage market and a declining real estate market in the United States have contributed to increased economic uncertainty and diminished expectations for the global economy. These factors, combined with volatile prices of oil and natural gas, declining business and consumer confidence and increased unemployment, have precipitated an economic slowdown and a recession. Concerns about global economic growth have had a significant adverse impact on global financial markets and commodity prices. If the economic climate in the United States or abroad continues to deteriorate, demand for petroleum products could diminish, which could impact the price at which we can sell our oil, natural gas and natural gas liquids, affect the ability of our vendors, suppliers and customers to continue operations and ultimately adversely impact our results of operations, liquidity and financial condition.

Lower oil and natural gas prices may cause us to record ceiling test write-downs, which could negatively impact our results of operations.

We use the full cost method of accounting to account for our oil and natural gas operations. Accordingly, we capitalize the cost to acquire, explore for and develop oil and natural gas properties. Under full cost accounting rules, the net capitalized costs of oil and natural gas properties may not exceed a “full cost ceiling” which is based upon the present value of estimated future net cash flows from proved reserves, including the effect of hedges in place, discounted at 10%, plus the lower of cost or fair market value of unproved properties. If at the end of any fiscal period we determine that the net capitalized costs of oil and natural gas properties exceed the full cost ceiling, we must charge the amount of the excess to earnings in the period then ended. This is called a “ceiling test write-down.” This charge does not impact cash flow from operating activities, but does reduce our net income and stockholders’ equity. Once incurred, a write-down of oil and natural gas properties is not reversible at a later date.

We review the net capitalized costs of our properties quarterly, using a single price based on the beginning of the month average of oil and natural gas prices for the prior 12 months. We also assess investments in unproved properties periodically to determine whether impairment has occurred. The risk that we will be required to further write down the carrying value of our oil and gas properties increases when oil and natural gas prices are low or volatile. In addition, write-downs may occur if we experience substantial downward adjustments to our estimated proved reserves or our unproved property values, or if estimated future development costs increase. We may experience further ceiling test write-downs or other impairments in the future. In addition, any future ceiling test cushion would be subject to fluctuation as a result of acquisition or divestiture activity.

We may not be able to obtain adequate financing when the need arises to execute our long-term operating strategy.

Our ability to execute our long-term operating strategy is highly dependent on our having access to capital when the need arises. We historically have addressed our long-term liquidity needs through credit facilities, issuances of equity and debt securities, sales of assets, joint ventures and cash provided by operating activities. We will examine the following alternative sources of long-term capital as dictated by current economic conditions:

•	borrowings from banks or other lenders;

•	the sale of non-core assets;

•	the issuance of debt securities;

•	the sale of common stock, preferred stock or other equity securities;

•	joint venture financing; and

•	production payments.

The availability of these sources of capital when the need arises will depend upon a number of factors, some of which are beyond our control. These factors include general economic and financial market conditions, oil and natural gas prices, our credit ratings, interest rates, market perceptions of us or the oil and gas industry, our market value and our operating performance. We may be unable to execute our long-term operating strategy if we cannot obtain capital from these sources when the need arises.

Restrictive debt covenants could limit our growth and our ability to finance our operations, fund our capital needs, respond to changing conditions and engage in other business activities that may be in our best interests.

Our credit facility contains a number of significant covenants that, among other things, restrict or limit our ability to:

•	pay dividends or distributions on our capital stock or issue preferred stock;

•	repurchase, redeem or retire our capital stock or subordinated debt;

•	make certain loans and investments;

•	sell assets;

•	enter into certain transactions with affiliates;

•	create or assume certain liens on our assets;

•	enter into sale and leaseback transactions;

•	merge or to enter into other business combination transactions; or

•	engage in certain other corporate activities.

Also, our credit facility requires us to maintain compliance with specified financial ratios and satisfy certain financial condition tests. Our ability to comply with these ratios and financial condition tests may be affected by events beyond our control, and we cannot assure you that we will meet these ratios and financial condition tests. These financial ratio restrictions and financial condition tests could limit our ability to obtain future financings, make needed capital expenditures, withstand a future downturn in our business or the economy in general or otherwise conduct necessary corporate activities. We may also be prevented from taking advantage of business opportunities that arise because of the limitations that the restrictive covenants under our credit facility.

A breach of any of these covenants or our inability to comply with the required financial ratios or financial condition tests could result in a default under our credit facility. A default, if not cured or waived, could result in all indebtedness outstanding under our credit facility to become immediately due and payable. If that should occur, we may not be able to pay all such debt or borrow sufficient funds to refinance it. Even if new financing were then available, it may not be on terms that are acceptable to us. If we were unable to repay those amounts, the lenders could accelerate the maturity of the debt or proceed against any collateral granted to them to secure such defaulted debt.

Our future success depends upon our ability to find, develop, produce and acquire additional oil and natural gas reserves that are economically recoverable.

In order to maintain or increase our reserves, we must constantly locate and develop or acquire new oil and natural gas reserves to replace those being depleted by production. We must do this even during periods of low oil and natural gas prices when it is difficult to raise the capital necessary to finance our exploration, development and acquisition activities. Without successful exploration, development or acquisition activities, our reserves and revenues will decline rapidly. We may not be able to find and develop or acquire additional reserves at an acceptable cost or have access to necessary financing for these activities, either of which would have a material adverse effect on our financial condition.

Seasonal weather conditions and wildlife restrictions could adversely affect our ability to conduct operations.

Our operations could be adversely affected by weather conditions and wildlife restrictions. In the Rocky Mountains, certain activities cannot be conducted as effectively during the winter months. Winter and severe weather conditions limit and may temporarily halt the ability to operate during such conditions. These constraints and the resulting shortages or high costs could delay or temporarily halt our operations and materially increase our operation and capital costs, which could have a material adverse effect on our business, financial condition and results of operations. In addition, a critical habitat designation for certain wildlife under the U.S. Endangered Species Act or similar state laws could result in material restrictions to public or private land use and could delay or prohibit land access or development. The listing of certain species as threatened and endangered could have a material impact on our operations in areas where such listed species are found.

Factors beyond our control affect our ability to market oil and natural gas.

The availability of markets and the volatility of product prices are beyond our control and represent a significant risk. The marketability of our production depends upon the availability and capacity of natural gas gathering systems, pipelines and processing facilities. The unavailability or lack of capacity of these systems and facilities could result in the shut-in of producing wells or the delay or discontinuance of development plans for properties. Our ability to market oil and natural gas also depends on other factors beyond our control. These factors include:

•	the level of domestic production and imports of oil and natural gas;

•	the proximity of natural gas production to natural gas pipelines;

•	the availability of pipeline capacity;

•	the demand for oil and natural gas by utilities and other end users;

•	the availability of alternate fuel sources;

•	the effect of inclement weather;

•	state and federal regulation of oil and natural gas marketing; and

•	federal regulation of natural gas sold or transported in interstate commerce.

If these factors were to change dramatically, our ability to market oil and natural gas or obtain favorable prices for our oil and natural gas could be adversely affected.

Oil and natural gas prices may be affected by local and regional factors.

The prices to be received for our production will be determined to a significant extent by factors affecting the local and regional supply of and demand for oil and natural gas, including the adequacy of the pipeline and processing infrastructure in the region to process, and transport, our production and that of other producers. Those factors result in basis differentials between the published indices generally used to establish the price received for regional natural gas production and the actual (frequently lower) price we receive for our production.

The adoption and implementation of new statutory and regulatory requirements for derivative transactions could have an adverse impact on our ability to hedge risks associated with our business and increase the working capital requirements to conduct these activities.

In July 2010, federal legislation known as the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was enacted. The Dodd-Frank Act provides for new statutory and regulatory requirements for derivative transactions, including oil and natural gas hedging transactions. Among other things, the Dodd-Frank Act provides for the creation of position limits for certain derivatives transactions, as well as requiring certain transactions to be cleared on exchanges for which cash collateral will be required. In October 2011, the Commodities Futures Trading Commission (“CFTC”) approved final rules that establish position limits for futures contracts on 28 physical commodities, including four energy commodities, and swaps, futures and options that are economically equivalent to those contracts. The rules provide an exemption for “bona fide hedging” transactions or positions, but this exemption is narrower than the exemption under existing CFTC position limit rules. These newly approved CFTC position limits rules were vacated by the United States District Court for the District of Columbia in September 2012, although the CFTC has stated that it will appeal the District Court’s decision.

It is not possible at this time to predict with certainty the full effect of the Dodd-Frank Act and CFTC rules on us and the timing of such effects. The Dodd-Frank Act may require us to comply with margin requirements and with certain clearing and trade-execution requirements if we do not satisfy certain specific exceptions. The Dodd-Frank Act may also require the counterparties to our derivatives contracts to transfer or assign some of their derivatives contracts to a separate entity, which may not be as creditworthy as the current counterparty. Depending on the rules adopted by the CFTC or similar rules that may be adopted by other regulatory bodies, we might in the future be required to provide cash collateral for our commodities hedging transactions under circumstances in which we do not currently post cash collateral. Posting of such additional cash collateral could impact liquidity and reduce our cash available for capital expenditures. A requirement to post cash collateral could therefore reduce our ability to execute hedges to reduce commodity price uncertainty and thus protect cash flows. If we reduce our use of derivatives as a result of the Dodd-Frank Act and regulations, our results of operations may become more volatile and our cash flows may be less predictable.

Proposed changes to U.S. tax laws, if adopted, could have an adverse effect on our business, financial condition, results of operations and cash flows.

The U.S. President’s Fiscal Year 2013 Budget Proposal includes provisions that would, if enacted, make significant changes to U.S. tax laws applicable to oil and natural gas exploration and production companies. These changes include, but are not limited to:

•	the repeal of the limited percentage depletion allowance for oil and natural gas production in the United States;

•	the elimination of current deductions for intangible drilling and development costs;

•	the elimination of the deduction for certain domestic production activities; and

•	an extension of the amortization period for certain geological and geophysical expenditures.

Members of the U.S. Congress have considered similar changes to the existing federal income tax laws that affect oil and natural gas exploration and production companies. It is unclear whether these or similar changes will be enacted. The passage of this legislation or any similar changes in federal income tax laws could eliminate or postpone certain tax deductions that are currently available with respect to U.S. oil and natural gas exploration and development. Any such changes could have an adverse effect on our financial position, results of operations and cash flows.

We face strong competition from larger oil and natural gas companies that may negatively affect our ability to carry on operations.

We operate in the highly competitive areas of oil and natural gas exploration, development and production. Factors that affect our ability to compete successfully in the marketplace include:

•	the availability of funds for, and information relating to, a properties;

•	the standards established by us for the minimum projected return on investment; and

•	the transportation of natural gas and crude oil.

Our competitors include major integrated oil companies, substantial independent energy companies, affiliates of major interstate and intrastate pipelines and national and local natural gas gatherers, many of which possess greater financial and other resources than we do. If we are unable to successfully compete against our competitors, our business, prospects, financial condition and results of operations may be adversely affected.

Our actual production, revenues and expenditures related to our reserves are likely to differ from our estimates of proved reserves. We may experience production that is less than estimated, and drilling costs that are greater than estimated, in our reserve report. These differences may be material.

Although the estimates of our oil and natural gas reserves and future net cash flows attributable to those reserves were prepared by Ryder Scott Company, L.P., our independent petroleum and geological engineers, we are ultimately responsible for the disclosure of those estimates. Reserve engineering is a complex and subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner. Estimates of economically recoverable oil and natural gas reserves and of future net cash flows necessarily depend upon a number of variable factors and assumptions, including:

•	historical production from the area compared with production from other similar producing wells;

•	the assumed effects of regulations by governmental agencies;

•	assumptions concerning future oil and natural gas prices; and

•	assumptions concerning future operating costs, severance and excise taxes, development costs and work-over and remedial costs.

Because all reserve estimates are to some degree subjective, each of the following items may differ materially from those assumed in estimating proved reserves:

•	the quantities of oil and natural gas that are ultimately recovered;

•	the production and operating costs incurred;

•	the amount and timing of future development expenditures; and

•	future oil and natural gas sales prices.

Furthermore, different reserve engineers may make different estimates of reserves and cash flows based on the same available data. Historically, the difference between our actual production and the production estimated in a prior year’s reserve report has not been material. Our 2012 production was approximately 25% greater than amounts projected in our 2011 reserve report. We cannot assure you that these differences will not be material in the future.

Approximately 39.6% of our estimated proved reserves at February 28, 2013 are undeveloped and 32.7% were developed, non-producing. Recovery of undeveloped reserves requires significant capital expenditures and successful drilling operations. The reserve data assumes that we will make significant capital expenditures to develop and produce our reserves. Although we have prepared estimates of our oil and natural gas reserves and the costs associated with these reserves in accordance with industry standards, we cannot assure you that the estimated costs are accurate, that development will occur as scheduled or that the actual results will be as estimated. In addition, the recovery of undeveloped reserves is generally subject to the approval of development plans and related activities by applicable state and/or federal agencies. Statutes and regulations may affect both the timing and quantity of recovery of estimated reserves. Such statutes and regulations, and their enforcement, have changed in the past and may change in the future, and may result in upward or downward revisions to current estimated proved reserves.

You should not assume that the standardized measure of discounted cash flows is the current market value of our estimated oil and natural gas reserves. In accordance with SEC requirements, the standardized measure of discounted cash flows from proved reserves at February 28, 2013 is based on twelve-month average prices and costs as of the date of the estimate. These prices and costs will change and may be materially higher or lower than the prices and costs as of the date of the estimate. Any changes in consumption by oil and natural gas purchasers or in governmental regulations or taxation may also affect actual future net cash flows. The timing of both the production and the expenses from the development and production of oil and natural gas properties will affect the timing of actual future net cash flows from proved reserves and their present value. In addition, the 10% discount factor we use when calculating standardized measure of discounted cash flows for reporting requirements in compliance with accounting requirements is not necessarily the most appropriate discount factor. The effective interest rate at various times and the risks associated with our operations or the oil and natural gas industry in general will affect the accuracy of the 10% discount factor.

We may be unable to successfully identify, execute or effectively integrate future acquisitions, which may negatively affect our results of operations.

Acquisitions of oil and gas businesses and properties have been an important element of our business, and we will continue to pursue acquisitions in the future. In the last several years, we have pursued and consummated acquisitions that have provided us opportunities to grow our production and reserves. Although we regularly engage in discussions with, and submit proposals to, acquisition candidates, suitable acquisitions may not be available in the future on reasonable terms. If we do identify an appropriate acquisition candidate, we may be unable to successfully negotiate the terms of an acquisition, finance the acquisition or, if the acquisition occurs, effectively integrate the acquired business into our existing business. Negotiations of potential acquisitions and the integration of acquired business operations may require a disproportionate amount of management’s attention and our resources. Even if we complete additional acquisitions, continued acquisition financing may not be available or available on reasonable terms, any new businesses may not generate revenues comparable to our existing business, the anticipated cost efficiencies or synergies may not be realized and these businesses may not be integrated successfully or operated profitably. The success of any acquisition will depend on a number of factors, including the ability to estimate accurately the recoverable volumes of reserves, rates of future production and future net revenues attainable from the reserves and to assess possible environmental liabilities. Our inability to successfully identify, execute or effectively integrate future acquisitions may negatively affect our results of operations.

Even though we perform due diligence reviews (including a review of title and other records) of the major properties we seek to acquire that we believe is consistent with industry practices, these reviews are inherently incomplete. It is generally not feasible for us to perform an in-depth review of every individual property and all records involved in each acquisition. However, even an in-depth review of records and properties may not necessarily reveal existing or potential problems or permit us to become familiar enough with the properties to assess fully their deficiencies and potential. Even when problems are identified, we may assume certain environmental and other risks and liabilities in connection with the acquired businesses and properties. The discovery of any material liabilities associated with our acquisitions could harm our results of operations.

In addition, acquisitions of businesses may require additional debt or equity financing, resulting in additional leverage or dilution of ownership. Our credit facility contains certain covenants that limit, or which may have the effect of limiting, among other things acquisitions, capital expenditures, the sale of assets and the incurrence of additional indebtedness.

Operating hazards may adversely affect our ability to conduct business.

Our operations are subject to risks inherent in the oil and natural gas industry, such as:

•	unexpected drilling conditions including blowouts, cratering and explosions;

•	uncontrollable flows of oil, natural gas or well fluids;

•	equipment failures, fires or accidents;

•	pollution and other environmental risks; and

•	shortages in experienced labor or shortages or delays in the delivery of equipment.

These risks could result in substantial losses to us from injury and loss of life, damage to and destruction of property and equipment, pollution and other environmental damage and suspension of operations. These regulations may, in certain circumstances, impose strict liability for pollution damage or result in the interruption or termination of operations.

Our two most senior executives may allocate some portion of their time to other business interests, which could have a negative impact on our operations.

As described in more detail in our reports filed with the SEC, our two most senior executives have other business interests to which they allocate a portion of their professional time. Because of this, their employment agreements provide that they are only obligated to devote eighty percent of their time to our affairs. While in the past they have devoted substantially all of their time to our business, they could allocate more of their time to these other interests, which could have a negative impact on our operations.

A portion of our operations are within the municipal city limits of Greeley, Colorado, and any moratoria or bans on our activities there could have a negative impact on our business, financial condition and results of operations.

A portion of our operations are within the city limits of Greeley, Colorado. It is possible that the city government could impose temporary moratoria on drilling operations within city limits, or other similar bans on oilfield services activities that would result in our inability to continue our operations within the city limits of Greeley. For example, in 2012, the City of Longmont, Colorado voted to ban hydraulic fracturing activities within city limits. If we are required to cease operating in Greeley as the result of bans or moratoria or drilling or related oilfield services activities passed by the city, it could have a material effect on our business, financial condition and results of operations.

Environmental compliance costs and environmental liabilities could have a material adverse effect on our financial condition and operations.

Our operations are subject to numerous federal, state and local laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations may:

•	require the acquisition of permits before drilling commences;

•	restrict the types, quantities and concentration of various substances that can be released into the environment from drilling and production activities;

•	limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas;

•	require remedial measures to mitigate pollution from former operations, such as plugging abandoned wells; and

•	impose substantial liabilities for pollution resulting from our operations.

The trend toward stricter standards in environmental legislation and regulation is likely to continue. The enactment of stricter legislation or the adoption of stricter regulations could have a significant impact on our operating costs, as well as on the oil and natural gas industry in general.

Our operations could result in liability for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damages. We could also be liable for environmental damages caused by previous property owners. As a result, substantial liabilities to third parties or governmental entities may be incurred which could have a material adverse effect on our financial condition and results of operations. We maintain insurance coverage for our operations, including limited coverage for sudden and accidental environmental damages, but this insurance may not extend to the full potential liability that could be caused by sudden and accidental environmental damages and further may not cover environmental damages that occur over time. Accordingly, we may be subject to liability or may lose the ability to continue exploration or production activities upon substantial portions of our properties if certain environmental damages occur.

The Oil Pollution Act of 1990 imposes a variety of regulations on “responsible parties” related to the prevention of oil spills. The implementation of new, or the modification of existing, environmental laws or regulations, including regulations promulgated pursuant to the Oil Pollution Act, could have a material adverse impact on us.

We cannot control the activities on properties we do not operate and we are unable to ensure the proper operation and profitability of these non-operated properties.

We do not operate all of the properties in which we have an interest. As a result, we have limited ability to exercise influence over, and control the risks associated with, the operation of these properties. The success and timing of drilling and development activities on our partially owned properties operated by others therefore will depend upon a number of factors outside of our control, including the operator’s:

•	timing and amount of capital expenditures;

•	expertise and diligence in adequately performing operations and complying with applicable agreements;

•	financial resources;

•	inclusion of other participants in drilling wells; and

•	use of technology.

As a result of any of the above or an operator’s failure to act in ways that are in our best interest, our allocated production revenues and results of operations could be adversely affected.

Our disclosure controls and procedures may not prevent or detect potential acts of fraud.

Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Exchange Act is accumulated and communicated to management, recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms.

Our management, including our Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within our company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by an unauthorized override of the controls. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and we cannot assure you that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Failure to maintain an effective system of internal control over financial reporting may have an adverse effect on our stock price.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, and the rules and regulations promulgated by the SEC to implement Section 404, we are required to furnish a report by our management to include in our annual reports on Form 10-K regarding the effectiveness of our internal control over financial reporting. The report includes, among other things, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. If we are unable to assert that our internal control over financial reporting is effective now or in any future period, or if our auditors are unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our stock price.

We do not intend to pay dividends on our common stock and our ability to pay dividends on our common stock is restricted.

Since inception, we have not paid any cash dividends on common stock. Cash dividends are restricted under the terms of our credit facility and we presently intend to continue the policy of using retained earnings for expansion of our business. Any future dividends also may be restricted by our then-existing debt agreements.

USE OF PROCEEDS

We estimate that the net proceeds to be received by us from this offering will be approximately $68.0 million after deducting underwriting discounts and commissions and estimated offering expenses, or approximately $78.3 million if the underwriters exercise the over-allotment option in full.

The following table sets forth the proceeds we expect to receive from this offering and our uses of such proceeds.

(in millions)
Gross proceeds from this offering (1)	$71.9

Use of proceeds
18-month drilling and development budget additional leasehold acquisition and for other corporate purposes (2)	68.0
Underwriting discounts and commissions and other offering expenses (3)(4)	3.8
Total use of proceeds	$71.9

(1)	If the underwriters exercise their option to purchase additional shares of common stock in full, the gross proceeds would be approximately $82.7 million.
(2)	We plan to use the net proceeds from this offering of approximately $68.0 million along with cash on hand, cash flow from operations, and our revolving credit facility to fund our approximately $188.6 million capital expenditure budget for the period from March 1, 2013 through August 31, 2014.
(3)	If the underwriters exercise their option to purchase additional shares of common stock in full, the total underwriting discounts and commissions and other offering expenses for this offering will be approximately $4.1 million.
(4)	The actual underwriting discounts and commissions and other offering expenses total of $3.8 million is reflected in the table as $3.9 million due to rounding.

CAPITALIZATION

The following table presents a summary of our cash and cash equivalents and capitalization as of February 28, 2013:

•	on an actual basis; and

•

on an as adjusted basis, giving further effect to the sale of 11,500,000 shares of common stock in this offering at the public offering price of $6.25 per share, after deducting underwriting discounts and commissions and estimated offering expenses.

You should read the following table in conjunction with our historical financial statements and the related notes thereto incorporated by reference into this prospectus supplement.

	February 28, 2013
	Actual	As Adjusted
	(dollars in thousands) (unaudited)
Cash and Cash Equivalents	$18,273	$86,303

Debt
Credit facility	41,486	41,486
Shareholders’ Equity
Preferred stock (par value $.01 per share; 10,000,000 Shares authorized; none issued or outstanding)	—	—
Common stock (par value $.001 per share; 100,000,000 Shares authorized; 55,226,616 shares issued and outstanding (actual) and 66,726,616 shares issued and outstanding (as adjusted)	55	67
Additional paid-in capital	138,949	206,967
Accumulated deficit	(17,846)	(17,846)

Total Shareholders’ Equity	121,158	189,188

Total Capitalization	$162,644	$230,674

PROPERTIES

Acreage Expiration

The following table shows, as of February 28, 2013, the years our leases, which are not held by production, will expire, unless a productive oil or gas well is drilled on the lease.

	Acres Expiring Per Year
Area	2013	2014	2015	2016
Wattenberg Field	202	405	2,342	474
Northeast Extension	1,769	2,081	8,399	4,852
Other	3,112	1,972	3,448	17,209

MANAGEMENT

Our officers and directors are listed below. Our directors are generally elected at our annual shareholders’ meeting and hold office until the next annual shareholders’ meeting or until their successors are elected and qualified. Our executive officers are elected by our directors and serve at their discretion.

Name	Age	Position
Edward Holloway	61	President, Chief Executive Officer and Director
William E. Scaff, Jr.	56	Vice President, Secretary, Treasurer and Director
Frank L. (“Monty”) Jennings	62	Chief Financial Officer
Rick A. Wilber	66	Director
Raymond E. McElhaney	56	Director
Bill M. Conrad	56	Director
R.W. Noffsinger, III	38	Director
George Seward	63	Director

Edward Holloway — Mr. Holloway has been an officer and director since September 2008 and was an officer and director of our predecessor between June 2008 and September 2008. Mr. Holloway co-founded Cache Exploration Inc., an oil and gas exploration and development company. In 1987, Mr. Holloway sold the assets of Cache Exploration to LYCO Energy Corporation. He rebuilt Cache Exploration and sold the entire company to Southwest Production a decade later. In 1997, Mr. Holloway co-founded, and since that date has co-managed, Petroleum Management, LLC, a company engaged in the exploration, operations, production and distribution of oil and natural gas. In 2001, Mr. Holloway co-founded, and since that date has co-managed, Petroleum Exploration and Management, LLC, a company engaged in the acquisition of oil and gas leases and the production and sale of oil and natural gas. Mr. Holloway holds a degree in Business Finance from the University of Northern Colorado and is a past president of the Colorado Oil and Gas Association.

William E. Scaff, Jr. — Mr. Scaff has been an officer and director since September 2008 and was an officer and director of our predecessor between June 2008 and September 2008. Between 1980 and 1990, Mr. Scaff oversaw financial and credit transactions for Dresser Industries, a Fortune 50 oilfield equipment company. Immediately after serving as a regional manager with TOTAL Petroleum between 1990 and 1997, Mr. Scaff co-founded, and since that date co-managed, Petroleum Management, LLC, a company engaged in the exploration, operations, production and distribution of oil and natural gas. In 2001, Mr. Scaff co-founded, and since that date has co-managed, Petroleum Exploration and Management, LLC, a company engaged in the acquisition of oil and gas leases and the production and sale of oil and natural gas. Mr. Scaff holds a degree in Finance from the University of Colorado.

Frank L. Jennings — Mr. Jennings began his service as our Chief Financial Officer on a part-time basis in June 2007. In March 2011, he joined us on a full-time basis. From 2001 until 2011, Mr. Jennings was an independent consultant providing financial accounting services, primarily to smaller public companies. From 2006 until 2011, he also served as the Chief Financial Officer of Gold Resource Corporation (AMEX:GORO). From 2000 to 2005, he served as the Chief Financial Officer and a director of Global Casinos, Inc., a publicly traded corporation, and from 1994 to 2001 he served as Chief Financial Officer of American Educational Products, Inc. (NASDAQ:AMEP), before it was purchased by Nasco International. After his graduation from Austin College with a degree in economics and from Indiana University with an MBA in finance, he joined the Houston office of Coopers & Lybrand. He also spent four years as the manager of internal audit for The Walt Disney Company.

Rick A. Wilber — Mr. Wilber has been one of our directors since September 2008. Since 1984, Mr. Wilber has been a private investor in, and a consultant to, numerous development stage companies. In 1974, Mr. Wilber was co-founder of Champs Sporting Goods, a retail sporting goods chain, and served as its President from 1974-1984. He has been a Director of Ultimate Software Group Inc. since October 2002 and serves as a member of its audit and compensation committees. Mr. Wilber was a director of Ultimate Software Group between October 1997 and May 2000. He served as a director of Royce Laboratories, Inc., a pharmaceutical concern, from 1990 until it was sold to Watson Pharmaceuticals, Inc. in April 1997 and was a member of its compensation committee.

Raymond E. McElhaney — Mr. McElhaney has been one of our directors since May 2005, and prior to September 2008 was our President and Chief Executive Officer. Mr. McElhaney began his career in the oil and gas industry in 1983 as founder and President of Spartan Petroleum and Exploration, Inc. Mr. McElhaney also served as a chairman and secretary of Wyoming Oil & Minerals, Inc., a publicly traded corporation, from February 2002 until 2005. From 2000 to 2003, he served as vice president and secretary of New Frontier Energy, Inc., a publicly traded corporation. McElhaney is a co-founder of MCM Capital Management Inc., a privately held financial management and consulting company formed in 1990 and has served as its president of that company since inception.

Bill M. Conrad — Mr. Conrad has been one of our directors since May 2005 and prior to September 2008 was our Vice President and Secretary. Mr. Conrad has been involved in several aspects of the oil and gas industry over the past 20 years. From February 2002 until June 2005, Mr. Conrad served as president and a director of Wyoming Oil & Minerals, Inc., and from 2000 until April 2003, he served as vice president and a director of New Frontier Energy, Inc. Since June 2006, Mr. Conrad has served as a director of Gold Resource Corporation, a publicly traded corporation engaged in the mining industry. In 1990, Mr. Conrad co-founded MCM Capital Management Inc. and has served as its vice president since that time.

R.W. “Bud” Noffsinger, III — Mr. Noffsinger was appointed as one of our directors in September 2009. Mr. Noffsinger has been the President/ CEO of RWN3 LLC, a company involved with investment securities, since February 2009. Previously, Mr. Noffsinger was the President (2005 to 2009) and Chief Credit Officer (2008 to 2009) of First Western Trust Bank in Fort Collins, Colorado. Prior to his association with First Western, Mr. Noffsinger was a manager with Centennial Bank of the West (now Guaranty Bank and Trust). Mr. Noffsinger’s focus at Centennial was client development and lending in the areas of commercial real estate, agriculture and natural resources. Mr. Noffsinger is a graduate of the University of Wyoming and holds a Bachelor of Science degree in Economics with an emphasis on natural resources and environmental economics.

George Seward — Mr. Seward was appointed as one of our directors on July 8, 2010. Mr. Seward co-founded Prima Energy in 1980 and served as its Secretary until 2004, when Prima was sold to Petro-Canada for $534,000,000. At the time of the sale, Prima had 152 billion cubic feet of proved gas reserves and was producing 55 million cubic feet of gas daily from wells in the D-J Basin in Colorado and the Powder River Basin of Wyoming and Utah. Since March 2006 Mr. Seward has been the President of Pocito Oil and Gas, a limited production company, with operations in northeast Colorado, southwest Nebraska and Barber County, Kansas. Mr. Seward has also operated a diversified farming operation, raising wheat, corn, pinto beans, soybeans and alfalfa hay in southwestern Nebraska and northeast Colorado, since 1982.

COMMON STOCK PRICE RANGE

Our common stock is listed on the NYSE MKT under the symbol “SYRG”.

Trading of our stock on the NYSE Amex (predecessor to the NYSE MKT) began on July 27, 2011. Prior to listing on the NYSE Amex, our stock traded on the OTC Bulletin Board under the symbol “SYRG.OB.”

Shown below is the range of high and low sales prices for our common stock as reported by the NYSE MKT since July 27, 2011. Prior to July 27, 2011, the high and low prices were reported by the OTC Bulletin Board. Market quotations from the OTC Bulletin Board reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions.

	Common Stock
	High	Low
Quarter Ended:
August 31, 2013 (through June 13, 2013)	$7.05	$6.30
May 31, 2013	$7.78	$6.14
February 28, 2013	$7.00	$3.75
November 30, 2012	$4.74	$2.70
Quarter Ended:
August 31, 2012	$3.10	$2.40
May 31, 2012	$3.65	$2.52
February 29, 2012	$3.72	$2.42
November 30, 2011	$3.75	$2.20
Quarter Ended:
August 31, 2011	$3.69	$2.55
May 31, 2011	$4.90	$3.20
February 29, 2011	$4.74	$2.25
November 30, 2010	$2.40	$1.95

As of June 13, 2013, the closing price of our common stock on the NYSE MKT was $6.37.

As of June 13, 2013, we had 55,699,488 outstanding shares of common stock and 220 shareholders of record. The number of beneficial owners of our common stock is approximately 3,000.

DIVIDEND POLICY

Since inception, we have not paid any cash dividends on common stock. Cash dividends are restricted under the terms of our credit facility and we presently intend to continue the policy of using retained earnings for expansion of our business.

Any future determination to pay dividends will be at the discretion of our Board of Directors and will be dependent upon our financial condition, results of operations, capital requirements, and such other factors as our Board of Directors deems relevant.

UNDERWRITING

We are offering the shares of common stock described in this prospectus supplement through the underwriters named below. Johnson Rice & Company L.L.C. is acting as the representative of the underwriters named below. Subject to the terms and conditions of the underwriting agreement between us and the representative, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
Johnson Rice & Company L.L.C.	5,548,750
Wunderlich Securities, Inc.	1,725,000
C. K. Cooper & Company, Inc.	1,150,000
Global Hunter Securities, LLC	1,150,000
Northland Securities, Inc.	1,150,000
Brean Capital, LLC	575,000
GVC Capital LLC	201,250

Total	11,500,000

“Northland Capital Markets” is the trade name for certain capital markets and investment banking services of Northland Securities, Inc., member FINRA/SIPC”.

The underwriting agreement provides that the underwriters’ obligation to purchase our common stock is subject to approval of legal matters by counsel and the satisfaction of the conditions contained in the underwriting agreement. The conditions contained in the underwriting agreement include the conditions that the representations and warranties made by us to the underwriters are true, that there has been no material adverse change to our condition or in the financial markets, and that we deliver to the underwriters customary closing documents. The underwriters are obligated to purchase all of the shares of common stock (other than those covered by the over-allotment option described below) if they purchase any of the shares of common stock.

Option to Purchase Additional Common Shares

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 1,725,000 additional shares of common stock at the public offering price per share less the underwriting discount and commissions shown on the cover page of this prospectus supplement. The underwriters may exercise this option solely to cover over-allotments, if any, made in connection with this offering.

Directed Share Program

At our request, the underwriters have reserved up to 3.0% of the common stock being offered by this prospectus supplement for sale at the public offering price to our directors, officers, employees and other individuals associated with us and members of their families. The sales will be made by Johnson Rice & Company L.L.C. through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock. Any shares sold in the directed share program to our directors or executive officers shall be subject to the lock-up agreements described below.

Underwriting Discount and Commissions and Offering Expenses

The underwriters propose to offer the common stock to the public at the public offering price set forth on the cover of this prospectus supplement. The underwriters may offer the common stock to securities dealers at the price to the public less a concession not in excess of $0.1875 per share of common stock. After the common stock is released for sale to the public, the underwriters may vary the offering price and other selling terms from time to time.

The following table summarizes the compensation to be paid to the underwriters by us:

		Total
	Per Share	No Option Exercise	Full Option Exercise
Public offering price	$6.25	$71,875,000	$82,656,250
Underwriting discounts and commissions to be paid by us	$0.3125	$3,593,750	$4,132,812
Proceeds, before expenses, to us	$5.9375	$68,281,250	$78,523,438

We estimate our expenses associated with the offering, excluding underwriting discounts and commissions, will be approximately $250,000.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the U.S. federal securities laws, or to contribute to payments that may be required to be made in respect of these liabilities.

Lock-Up Agreements

We and our officers and directors have agreed that, for a period of 90 days from the date of this prospectus supplement, we and they will not, without the prior written consent of the representative (which consent may be withheld at the sole discretion of the representative), directly or indirectly, sell, offer, contract, or grant any option to sell, pledge, transfer, or establish an open “put equivalent position” within the meaning of the Exchange Act or otherwise dispose of or transfer, or announce the offering of, or file any registration statement under the Securities Act in respect of, any shares of our common stock, options, or warrants to acquire shares of our common stock or securities exchangeable or exercisable for or convertible into shares of our common stock. In addition, our officers and directors may not enter into a swap or other derivatives transaction that transfers to another, in whole or in part, the economic benefits or risk of ownership in our common stock, or otherwise dispose of any shares of our common stock, options or warrants or securities exchangeable or exercisable for or convertible into shares of our common stock currently or later owned either of record or beneficially, or publicly announce an intention to do any of the foregoing.

The restrictions above do not apply to (i) our issuance of shares of our common stock or options to purchase shares of our common stock, or shares of our common stock upon exercise of options, pursuant to any stock option, stock bonus, or other stock plan or arrangement described in this prospectus supplement or the accompanying prospectus, or any amendment to or replacement of such plan and (ii) the filing of one or more registration statements on Form S-8 or amendments thereto relating to the issuance of shares of our common stock or the issuance and exercise of options to purchase shares of our common stock granted under our employee benefit plans existing on the date of this prospectus supplement or any amendment to or replacement of such plan. Our officers and directors may transfer shares of our common stock or such other convertible, exercisable or exchangeable securities without the prior written consent of the representative if: (a) the representative receives a signed lock-up agreement for the balance of the 90-day restricted period from each donee, trustee, distributee, or transferee, as the case may be; (b) any such transfer does not involve a disposition for value; (c) such transfers are not publicly reportable under the Securities Act, the Exchange Act, and their related rules and regulations; (d) the transferor does not otherwise voluntarily effect any public filing or report regarding such transfers; and (e) such transfer is (i) a bona fide gift or gifts; (ii) to any trust for the direct or indirect benefit of the transferor or the immediate family of the transferor; or (iii) to the transferor’s affiliates or to any investment fund or other entity controlled or managed by the transferor.

If (A) during the last 17 days of the 90-day period, we issue an earnings release or material news or a material event relating to us occurs or (B) prior to the expiration of the 90-day period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, then in each case the 90-day period will be extended until the expiration of the 18-day period beginning on the date of the issuance of the earnings release or the occurrence of the material news or material event, as applicable, except that such extension will not apply under certain circumstances if we certify to the representative that our common stock is an “actively traded security” as defined in Regulation M and that we meet certain other requirements.

Price Stabilization, Short Positions and Penalty Bids; Passive Market Making

The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids, and passive market making in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Covered short sales are sales made in an amount not greater than the number of shares available for purchase by the underwriters under their over-allotment option. The underwriters may close out a covered short sale by exercising their over-allotment option or purchasing shares in the open market. Naked short sales are sales made in an amount in excess of the number of shares available under the over-allotment option. The underwriters must close out any naked short sale by purchasing shares in the open market. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Penalty bids may have the effect of deterring syndicate members from selling to people who have a history of quickly selling their shares. In passive market making, market makers in our common stock who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the common stock until the time, if any, at which a stabilizing bid is made. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of our common stock to be higher than it would otherwise be in the absence of these transactions. In connection with this offering, the underwriters may engage in passive market making transactions in the shares of common stock in accordance with Rule 103 of Regulation M under the Exchange Act during the period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker’s bid that bid must be lowered when specified purchase limits are exceeded.

The underwriters are not required to engage in these activities and may end any of these activities at any time.

Electronic Distribution

This prospectus supplement, the accompanying prospectus and the documents incorporated herein and therein by reference in electronic format may be made available on the websites maintained by one or more of the underwriters. The underwriters may agree to allocate a number of shares of common stock for sale to their online brokerage account holders. The common stock will be allocated to underwriters that may make Internet distributions on the same basis as other allocations. In addition, common stock may be sold by the underwriters to securities dealers who resell common stock to online brokerage account holders.

Other than this prospectus supplement, the accompanying prospectus and the documents incorporated herein and therein by reference in electronic format, information contained in any website maintained by an underwriter is not part of this prospectus supplement, the accompanying prospectus, the documents incorporated herein and therein by reference or the registration statement of which the prospectus supplement forms a part and has not been endorsed by us and should not be relied on by investors in deciding whether to purchase common stock. The underwriters are not responsible for information contained in websites that they do not maintain.

Relationship with the Underwriters

From time to time, certain of the underwriters and their respective affiliates have provided, and may continue to provide, investment banking services to us in the ordinary course of their businesses, and have received, and may continue to receive, compensation for such services.

LEGAL MATTERS

Certain legal matters with respect to the securities offered hereby will be passed upon for us by Hart & Hart LLC, Denver, Colorado. Certain legal matters with respect to this offering will be passed upon for the underwriters by Porter Hedges LLP, Houston, Texas.

EXPERTS

The financial statements of Synergy Resources and for the year then ended August 31, 2012 and management’s assessment of the effectiveness of internal control over financial reporting as of August 31, 2012 incorporated by reference in this prospectus supplement have been so incorporated in reliance on the reports of Ehrhardt, Keefe, Steiner & Hottman PC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The information relating to our oil and natural gas reserves, as of February 28, 2013, August 31, 2012 and August 31, 2011, incorporated into this prospectus supplement by reference, including all statistics and data, was derived from audit letters dated May 3, 2013, November 2, 2012 and October 13, 2011, respectively, evaluating our oil and natural gas properties, prepared by Ryder Scott, our independent petroleum engineer, in reliance on the authority of such firm as experts in the oil and natural gas industry.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the SEC under the Exchange Act. Such reports and other information can be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates from the Public Reference Section of the SEC at its Washington, D.C. address. Please call the SEC at 1-800-SEC-0330 for further information. Our filings are also available to the public at the SEC’s website at www.sec.gov . In addition, documents filed by us can be inspected at the offices of the NYSE MKT, 20 Broad Street, New York, New York 10002. We maintain a website at www.syrginfo.com. On the Investors page of that site, we provide access to our SEC filings free of charge as soon as reasonably practicable after filing with the SEC. The information on our website is not incorporated in this prospectus supplement or the accompanying prospectus by reference and you should not consider it a part of this prospectus supplement or the accompanying prospectus.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus supplement and the accompanying prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under section 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is completed (other than information furnished under Items 2.02 or 7.01 of any Form 8-K, which is not deemed filed under the Exchange Act):

•	our annual report on Form 10-K for the fiscal year ended August 31, 2012, as filed with the SEC on November 14, 2012;

•	our quarterly report on Form 10-Q for the fiscal quarters ended November 30,2012 and February 28, 2013, as filed with the SEC on January 9,2013 and April 9, 2013; and

•

our current reports on Form 8-K and 8-K/A, as filed with the SEC on September 24, 2012, October 24, 2012, October 25, 2012 (8-K/A), November 9, 2012, November 14, 2012, December 3, 2012. December 3, 2012, December 7, 2012, January 10, 2013, January 28, 2013, February 14, 2013 (8-K/A), March 7, 2013, March 12, 2013, March 19, 2013, April 5, 2013, April 10, 2013, and May 8, 2013, May, 29 2013, June 6, 2013 and June 7, 2013.

We will provide to each person, including any beneficial owner, to whom a prospectus supplement is delivered, without charge upon written or oral request, a copy of this prospectus supplement and the accompanying base prospectus and any or all of the documents that are incorporated by reference into this prospectus supplement, other than exhibits which are specifically incorporated by reference into such documents. Requests should be directed to the Secretary at Synergy Resources Corporation., 20203 Highway 60, Platteville, CO 80651, our telephone number at these offices is (970) 737-1073.

PROSPECTUS

SYNERGY RESOURCES CORPORATION

Common stock, preferred stock, convertible preferred stock, rights or warrants, as well as common stock, preferred stock, convertible preferred stock, rights or warrants issuable upon the conversion of convertible preferred stock or the exercise of rights or warrants, or any combination of the foregoing

We may offer from time to time shares of our common stock, preferred stock, convertible preferred stock, rights or warrants, as well as common stock, preferred stock, convertible preferred stock, rights or warrants issuable upon the conversion of convertible preferred stock or the exercise of rights or warrants, or any combination of the foregoing, at an initial offering price not to exceed $250,000,000, at prices and on terms to be determined at or prior to the time of sale in light of market conditions at the time of sale.

Specific terms pertaining to the securities offered by this prospectus will be set forth in one or more accompanying prospectus supplements, together with the terms of the offering and the initial price and the net proceeds to us from the sale. The prospectus supplement will set forth, without limitation, the number of securities offered and the terms of the offering.

We may sell the securities offered by this prospectus directly, through agents designated from time to time, or through underwriters or dealers. If any agents or any underwriters or dealers are involved in the sale of the securities, the names of the agents, underwriters or dealers, any applicable commissions and discounts, and the net proceeds to us will be set forth in the applicable prospectus supplement.

We may not use this prospectus to complete sales of our securities unless this prospectus is accompanied by a prospectus supplement.

The securities offered by this prospectus are speculative and involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. For a description of certain important factors that should be considered by prospective investors, see “Risk Factors” beginning on page 5 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or has passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Our common stock is traded on the NYSE MKT under the symbol “SYRG”. On April 4, 2013, the closing price of our common stock on the NYSE MKT was $6.33.

Date of this Prospectus is April 23, 2013

No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by Synergy Resources Corporation. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the securities offered in any jurisdiction to any person to whom it is unlawful to make an offer by means of this prospectus.

PROSPECTUS SUMMARY

THIS SUMMARY IS QUALIFIED BY THE OTHER INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS.

Overview

Synergy Resources Corporation (“we,” “our,” “us” or “the Company”) is a growth-oriented independent oil and gas company engaged in the acquisition, development, and production of crude oil and natural gas in and around the Denver-Julesburg Basin (“D-J Basin”) of Colorado. All of our producing wells are in the Wattenberg Field, which has a history as one of the most prolific production areas in the country. We are expanding our undeveloped acreage holdings in eastern Colorado and western Nebraska, and may commence development activities in these areas.

Since commencing active operations in September 2008, we have undergone significant growth. As disclosed in the following table, as of December 31, 2012, we have drilled, acquired, or participated in 273 gross oil and gas wells. At December 31, 2012 there were 250 wells that had reached productive status and there were 23 wells in various stages of completion, all of which are expected to reach productive status.

	Operated		Participated		Acquired
Year	Drilled	Completed	Drilled	Completed
2009	—	—	2	2	—
2010	36	22	—	—	—
2011	20	28	11	11	72
2012	51	47	13	5	4
2013 (1)	27	15	1	8	36

Total	134	112	27	26	112

1.	Represents activity through December 31, 2012.

As of November 30, 2012, our estimated proved reserves exceeded 5 million Bbls of oil and 33 Bcf of gas. We currently hold approximately 235,000 gross acres and 199,000 net acres under lease.

Strategy

Our strategy for continued growth includes additional drilling activities, acquisition of existing wells, and recompletion of wells to more rapidly access and/or extend reserves through improved hydraulic stimulation techniques. We attempt to maximize our return on assets by drilling and operating wells in which we have a majority net revenue interest. We attempt to limit our risk by drilling in proven areas. To date, we have not drilled any wells which were not economically viable.

All wells drilled prior to 2012 were relatively low-risk vertical or directional wells. During 2012 we participated with other operators in six horizontal wells. Five of the wells had reached productive status by December 31, 2012. Initial results from the wells have been promising and we plan to expand our horizontal well operations during 2013. Our capital expenditure budget anticipates participation in ten horizontal wells as a non-operating interest owner. Furthermore, we plan to drill and operate four horizontal wells for our own account. Horizontal drilling operations are expected to commence in the spring.

Historically, our cash flow from operations was not sufficient to fund our growth plans and we relied on proceeds from the sale of debt and equity securities. Our cash flow from operations is increasing, and we plan to finance an increasing percentage of our growth with internally generated funds. Ultimately, implementation of our growth plans will be dependent upon the success of our operations and the amount of financing we are able to obtain.

Significant Developments

As an operator, we continued our active vertical well drilling program from September 1, 2012 through December 31, 2012. During that time, we drilled 27 wells and brought 15 wells into productive status. As of December 31, 2012, we were the operator of 22 wells that were in various stages of completion, all of which are expected to reach productive status during our second fiscal quarter. We have substantially completed our plans for drilling vertical wells during the 2013 fiscal year, and plan to focus our efforts on horizontal wells during the remaining eight months of the fiscal year. Our activity on wells in which we participate as a non-operating interest owner included eight wells that reached productive status and one well that was drilled. One non-operated well was in the completion phase at December 31, 2012.

On December 5, 2012, we completed an acquisition of assets from Orr Energy LLC. The assets included 36 producing oil and gas wells along with a number of undeveloped leases. We assumed operational responsibility on 35 of the producing wells. Purchase consideration included cash of $30 million and 3,128,422 shares of our restricted common stock. Our preliminary evaluation of the assets indicates that the fair value of the acquisition will approximate $42 million and that revenues and expenses from the assets will be consolidated with our operations commencing on December 5, 2012.

In November 2012, we modified our borrowing arrangement with Community Banks of Colorado, successor in interest to Bank of Choice, to increase the maximum allowable borrowings. The new revolving line of credit increases the maximum lending commitment to $150 million, subject to a borrowing base calculation.

The arrangement contains covenants that, among other things, restrict the payment of dividends and require compliance with certain financial ratios. The borrowing arrangement is collateralized by certain of our assets, including producing properties. Maximum borrowings are subject to reduction based upon a borrowing base calculation, which will be re-determined semi-annually using updated reserve reports. As of December 31, 2012, the borrowing base calculation limited maximum borrowings to $47 million. In December 2012, we utilized a portion of the financing available through this arrangement to fund the acquisition of oil and gas properties. We expect to use the remaining proceeds to fund our drilling and development expenditures and to provide working capital.

Interest accrues at a variable rate, which will equal or exceed the minimum rate of 2.5%. The interest rate pricing grid contains a graduated escalation in applicable margin for increased utilization. At our option, interest rates will be referenced to the Prime Rate plus a margin of 0% to 1%, or the London InterBank Offered Rate plus a margin of 2.5% to 3.25%. The maturity date for the arrangement is November 28, 2016.

We commenced our commodity hedging program beginning January 1, 2013 by hedging approximately 58,000 barrels of oil over the next 24 months of production using a commodity swap with an average price of $91.25. Our overall hedging strategy includes increasing our hedging position to 175,000 barrels of oil covering 24 months future production by using swaps or costless collar contracts.

On March 1, 2013, we entered into an Agreement with Vecta Oil and Gas, Ltd., relating to oil and gas properties located in the Denver-Julesberg Basin, Colorado. The Agreement closed on March 13, 2013. At the closing, we paid Vecta a leasehold reimbursement fee consisting of a cash payment of $2,928,502 and the issuance to Vecta of 100,000 shares of our restricted common stock having a value, for purposes of the Agreement, of approximately $660,000. Pursuant to the terms of the Agreement:

•

Greenhorn Project Area Leasehold (91,837 gross and 43,757 net acres) — we and Vecta exchanged 6,977 net acres in oil and gas leases located in Morgan and Weld Counties, Colorado, and we acquired an additional 4,580 net acres from Vecta in oil and gas leases located in Morgan and Weld Counties, Colorado. Following this exchange and acquisition, we owned an undivided 35% working interest and Vecta owned an undivided 65% working interest in 43,757 net acres.

•	Wattenberg Extension Area Leasehold (2,758 gross and 2,023 net acres) — Vecta conveyed to us 65% of its working interest in oil and gas leases covering 2,023 net acres in Weld County, Colorado.

•

State of Colorado Leasehold (960 gross and 960 net acres) — Vecta conveyed to us 30% of its working interest in oil and gas leases from the Colorado Board of Land Commissioners covering 960 net acres in Weld County, Colorado. Following this exchange and acquisition, we owned an undivided 65% working interest and Vecta owned an undivided 35% working interest in the leasehold acreage.

•

Supplemental Greenhorn Project Area Leasehold (9,838 gross and 1,904 net acres) — Vecta conveyed to us 35% of its working interest in oil and gas leases covering 1,904 net acres in Morgan and Weld Counties, Colorado.

In total, the Agreement covers 101,675 gross (45,661 net) acres in which we hold a 35% working interest and approximately 3,718 gross (2,983 net) acres in which we hold a 65% working interest. Subject to certain exceptions, the oil and gas leases subject to the Agreement were delivered with an 80% net revenue interest, and we reserved an overriding royalty interest, subject to proportionate reductions, equal to 20%, less existing landowners’ and overriding royalties. However, no overriding royalty interest was reserved with respect to any state or federal oil and leases or any of the oil and gas leases comprising the Supplemental Greenhorn Project Area.

The Agreement also establishes an area of mutual interest covering designated areas in Morgan and Weld Counties, Colorado.

We will work with Vecta to:

•	acquire new proprietary seismic data across a portion of the oil and gas leases that are the subject of the Agreement;

•	drill a horizontal well on one of the leases to evaluate either the Greenhorn Shale or Niobrara Shale; and

•

conduct other exploration projects in the area covered by the leases as may be mutually agreed upon. The Agreement contemplates the drilling of an initial well to test the Greenhorn formation on or before October 31, 2013.

We will be the operator for all wells to be drilled on the leases.

Our website is: www.syrginfo.com. Information on our website is not part of this prospectus.

Our offices are located at 20203 Highway 60, Platteville, CO 80651. Our office telephone number is (970) 737-1073 and our fax number is (970) 737-1045.

THE OFFERING:

Securities Offered:

We may offer from time to time shares of our common stock, preferred stock, convertible preferred stock, rights or warrants, as well as common stock, preferred stock, convertible preferred stock, rights or warrants issuable upon the conversion of convertible preferred stock or the exercise of rights or warrants, or any combination of the foregoing at an initial offering price not to exceed $250,000,000, at prices and on terms to be determined at or prior to the time of sale in light of market conditions at the time of sale. We may not use this prospectus to complete sales of our securities unless this prospectus is accompanied by a prospectus supplement. See the “Plan of Distribution” section of this prospectus for additional information concerning the manner in which our securities may be offered.

Common Stock Outstanding: As of April 4, 2013, we had 55,226,616 outstanding shares of common stock. The number of outstanding shares does not give effect to shares which may be issued upon the exercise and/or conversion of options, warrants or other convertible securities.

Risk Factors:	Any purchase of our securities involves a high degree of risk. Risk factors include our short operating history and the possible need for us to sell shares of our common stock to raise capital. See the “Risk Factors” section of this prospectus below for additional Risk Factors.

NYSE MKT Symbol:	SYRG

Use of proceeds:	Unless the applicable prospectus supplement states otherwise, the net proceeds from the sale of the securities registered hereby will be used for the acquisition of leases, the acquisition of oil and gas wells, and/or drilling and completing oil and gas wells.

Forward-Looking Statements

This prospectus contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties and are based on the beliefs and assumptions of management and information currently available to management. The use of words such as “believes”, “expects”, “anticipates”, “intends”, “plans”, “estimates”, “should”, “likely” or similar expressions, indicates a forward-looking statement.

The identification in this prospectus of factors that may affect our future performance and the accuracy of forward-looking statements is meant to be illustrative and by no means exhaustive. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

Factors that could cause our actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to:

•	The success of our exploration and development efforts;

•	The price of oil and gas;

•	The worldwide economic situation;

•	Any change in interest rates or inflation;

•	The willingness and ability of third parties to honor their contractual commitments;

•	Our ability to raise additional capital, as it may be affected by current conditions in the stock market and competition in the oil and gas industry for risk capital;

•	Our capital costs, as they may be affected by delays or cost overruns;

•	Our costs of production;

•	Environmental and other regulations, as the same presently exist or may later be amended;

•	Our ability to identify, finance and integrate any future acquisitions; and

•	The volatility of our stock price.

RISK FACTORS

Investors should be aware that this offering involves certain risks, including those described below, which could adversely affect the value of our common stock. We do not make, nor have we authorized any other person to make, any representation about the future market value of our common stock. In addition to the other information contained in this prospectus, the following factors should be considered carefully in evaluating an investment in our securities.

Our operations will be affected from time to time and in varying degrees by political developments and Federal and state laws and regulations regarding the development, production and sale of crude oil and natural gas.

These regulations require permits for drilling of wells and also cover the spacing of wells, the prevention of waste, and other matters. Rates of production of oil and gas have for many years been subject to Federal and state conservation laws and regulations and the petroleum industry is subject to Federal tax laws.

In addition, the production of oil or gas may be interrupted or terminated by governmental authorities due to ecological and other considerations. Compliance with these regulations may require a significant capital commitment by and expense to us and may delay or otherwise adversely affect our operations.

From time to time legislation has been proposed relating to various conservation and other measures designed to decrease dependence on foreign oil. No prediction can be made as to what additional legislation may be proposed or enacted. Oil and gas producers may face increasingly stringent regulation in the years ahead and a general hostility towards the oil and gas industry on the part of a portion of the public and of some public officials. Future regulation will probably be determined by a number of economic and political factors beyond our control or the oil and gas industry.

Our activities are subject to existing federal and state laws and regulations governing environmental quality and pollution control. Compliance with environmental requirements and reclamation laws imposed by Federal, state, and local governmental authorities may necessitate significant capital outlays and may materially affect our earnings. It is impossible to predict the impact of environmental legislation and regulations (including regulations restricting access and surface use) on our operations in the future although compliance may necessitate significant capital outlays, materially affect our earning power or cause material changes in our intended business. In addition, we may be exposed to potential liability for pollution and other damages.

Oil and gas exploration is not an exact science, and involves a high degree of risk.

The primary risk lies in the drilling of dry holes or drilling and completing wells, which, though productive, do not produce gas and/or oil in sufficient amounts to return the amounts expended and produce a profit. Hazards, such as unusual or unexpected formation pressures, downhole fires, blowouts, loss of circulation of drilling fluids and other conditions are involved in drilling and completing oil and gas wells and, if such hazards are encountered, completion of any well may be substantially delayed or prevented. In addition, adverse weather conditions can hinder or delay operations, as can shortages of equipment and materials or unavailability of drilling, completion, and/or work-over rigs. Even though a well is completed and is found to be productive, water and/or other substances may be encountered in the well, which may impair or prevent production or marketing of oil or gas from the well.

Exploratory drilling involves substantially greater economic risks than development drilling because the percentage of wells completed as producing wells is usually less than in development drilling. Exploratory drilling itself can be of varying degrees of risk and can generally be divided into higher risk attempts to discover a reservoir in a completely unproven area or relatively lower risk efforts in areas not too distant from existing reservoirs. While exploration adjacent to or near existing reservoirs may be more likely to result in the discovery of oil and gas than in completely unproven areas, exploratory efforts are nevertheless high risk activities.

Although the completion of oil and gas wells is, to a certain extent, less risky than drilling for oil and gas, the process of completing an oil or gas well is nevertheless associated with considerable risk. In addition, even if a well is completed as a producer, the well for a variety of reasons may not produce oil or gas in quantities sufficient to repay our investment in the well.

The acquisition, exploration and development of oil and gas properties, and the production and sale of oil and gas are subject to many factors not under our control. These factors include, among others, general economic conditions, proximity to pipelines, oil import quotas, supply, demand, and price of other fuels and the regulation of production, refining, transportation, pricing, marketing and taxation by various governmental authorities.

Buyers of our gas, if any, may refuse to purchase gas from us in the event of oversupply.

If we drill wells that are productive of natural gas, the quantities of gas that we may be able to sell may be too small to pay for the expenses of operating the wells. In such a case, the wells would be “shut-in” until such time, if ever, that economic conditions permit the sale of gas in quantities which would be profitable.

Lack of take-away capacity in the Wattenberg Field could restrict our ability to sell crude oil and natural gas.

During 2012, crude oil and natural gas production increased significantly in and around the Wattenberg Field and has strained the capacity of the midstream operators to collect and process the hydrocarbons. While midstream operators are increasing their capacity to gather and process natural gas and crude oil, it is unknown whether the increased capacity will be sufficient. A lack of capacity on the part of midstream operators could constrain our ability to sell crude oil and natural gas and have a negative effect on our results of operation.

Interests that we may acquire in oil and gas properties may be subject to royalty and overriding royalty interests, liens incident to operating agreements, liens for current taxes and other burdens and encumbrances, easements and other restrictions, any of which may subject us to future undetermined expenses.

We do not intend to purchase title insurance, title memos, or title certificates for any leasehold interests we will acquire. It is possible that at some point we will have to undertake title work involving substantial costs. In addition, it is possible that we may suffer title failures resulting in significant losses.

The drilling of oil and gas wells involves hazards such as blowouts, unusual or unexpected formations, pressures or other conditions, which could result in substantial losses or liabilities to third parties.

Although we intend to acquire adequate insurance, or to be named as an insured under coverage acquired by others (e.g., the driller or operator), we may not be insured against all such losses because insurance may not be available, premium costs may be deemed unduly high, or for other reasons. Accordingly, uninsured liabilities to third parties could result in the loss of our funds or property.

Opposition to Hydraulic Fracturing may increase the cost and time to complete our wells

Hydraulic fracturing, the process used for releasing oil and gas from shale rock, has recently come under increased scrutiny and could be the subject of further regulation that could impact the timing and cost of development. While companies have been using the technique for decades, as drilling expands to more populated areas, environmentalists raise concern about the effects on the population’s health and drinking water.

In April of 2012, the Obama administration proposed the first national standards to control air pollution from gas wells stimulated by hydraulic fracturing. The EPA published claims that the new regulations would ensure pollution is controlled without slowing natural gas production, actually resulting in more product for fuel suppliers to bring to market. The proposal would restrict the venting of gases during the well completion phase, and require the implementation of a new technology to reduce emissions of pollutants during completion of wells. Implementation of the pollution-reducing equipment for so-called “green completions” is required by January 2015.

Locally, some counties and municipalities are attempting to impose more stringent regulations than those required by the Colorado Oil and Gas Conservation Commission. Litigation has been initiated to determine the legality of these attempts. Depending on the legislation that may ultimately be enacted or the regulations that may be adopted at the federal, state and/or local levels, exploration and production activities that entail hydraulic fracturing could be subject to additional regulation and permitting requirements. Individually or collectively, such new legislation or regulation could lead to operational delays or increased operating costs and could result in additional burdens that could increase the costs and delay the development of unconventional oil and gas resources from shale formations which are not commercial without the use of hydraulic fracturing. This could have an adverse effect on our business.

Our transactions with related parties may cause conflicts of interests that may adversely affect us.

Ed Holloway and William E. Scaff, Jr., both of whom are officers, directors and principal shareholders, control two entities, Petroleum Exploration & Management, LLC (“PEM”) and HS Land & Cattle, LLC (“HSLC”), with whom we do business. We presently lease the Platteville office space and equipment storage yard from HSLC at a rate of $10,000 per month. During 2011, we purchased all of the operating oil and gas assets owned by PEM.

We believe that the transactions and agreements that we have entered into with these affiliates are on terms that are at least as favorable as could reasonably have been obtained at such time from third parties. However, these relationships could create, or appear to create, potential conflicts of interest when our board of directors is faced with decisions that could have different implications for us and these affiliates. The appearance of conflicts, even if such conflicts do not materialize, might adversely affect the public’s perception of us, as well as our relationship with other companies and our ability to enter into new relationships in the future, which could have a material adverse effect on our ability to do business.

Our failure to obtain capital may significantly restrict our proposed operations.

We need additional capital to fund our capital expenditure plans. We do not know what the terms of any future capital raising may be but any future sale of our equity securities would dilute the ownership of existing stockholders and could be at prices substantially below the price investors paid for their shares of our common stock. Our failure to obtain the capital required will result in the slower implementation of our business plan. There can be no assurance that we will be able to obtain the necessary capital.

We will need to consistently generate positive cash flow or obtain additional financing until we are able to consistently yield sufficient cash essential for the growth of our operations in executing our strategic business plan.

As a result of our short operating history, it is difficult for potential investors to evaluate our business.

Although our common stock has been listed on the NYSE MKT since July 27, 2011, the trading in our stock has, at times, been limited and sporadic.

Additionally, the trading price of our common stock may fluctuate widely in response to various factors, some of which are beyond our control. Factors that could negatively affect our share price include, but are not limited to:

•	actual or anticipated fluctuations in our quarterly results of operations;

•	liquidity;

•	sales of common stock by our shareholders;

•	changes in oil and natural gas prices;

•	publication of research reports about us or the oil and natural gas exploration and production industry generally;

•	increases in market interest rates which may increase our cost of capital;

•	changes in applicable laws or regulations, court rulings and enforcement and legal actions;

•	changes in market valuations of similar companies;

•	adverse market reaction to any indebtedness we incur in the future;

•	additions or departures of key management personnel;

•	actions by our shareholders;

•	commencement of or involvement in litigation;

•	news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in our industry;

•	speculation in the press or investment community regarding our business;

•	general market and economic conditions; and

•	domestic and international economic, legal and regulatory factors unrelated to our performance.

Shares issuable upon the exercise of outstanding warrants and options may substantially increase the number of shares available for sale in the public market and may depress the price of our common stock. We have outstanding options and warrants which could potentially allow the holders to acquire a substantial number of shares of our common stock. Until the options and warrants expire, the holders will have an opportunity to profit from any increase in the market price of our common stock without assuming the risks of ownership. Holders of options and warrants may exercise these securities at a time when we could obtain additional capital on terms more favorable than those provided by the options or warrants. The exercise of the options and warrants will dilute the voting interest of the current owners of our outstanding shares by adding a substantial number of additional shares of common stock.

The credit risk of financial institutions could adversely affect us.

We have entered into transactions with counterparties in the financial services industry, including commercial banks, insurance companies, and their affiliates. These transactions expose us to credit risk in the event of default of our counterparty, principally with respect to hedging agreements but also insurance contracts and bank lending commitments. Deterioration in the credit markets may impact the credit ratings of our current and potential counterparties and affect their ability to fulfill their existing obligations to us and their willingness to enter into future transactions with us.

Our use of hedging transactions could reduce our cash flow and/or result in reported losses.

We periodically enter into hedging agreements for a portion of our anticipated oil production. Our commodity hedging agreements are limited in duration, usually for periods of two years or less. Should commodity prices increase after we have entered into a hedging transaction, our cash flows will be lower than they would have been had the hedge not been in place.

For financial reporting purposes, we do not use hedge accounting, thus we are required to record changes in the fair value of our hedging instruments through our earnings rather than through other comprehensive income had we elected to use hedge accounting. As a consequence, we may report material unrealized losses or gains on our hedging agreements prior to their expiry. The amount of the actual realized losses or gains will differ and will be based on the actual prices of the commodities on the settlement dates as compared to the hedged prices contained in the hedging agreements. As a result, our periodic financial results will be subject to fluctuations related to our derivative instruments.

We are dependent upon the contributions of our senior management team and other key employees for our success.

If one or more of these executives, or other key employees, were to cease to be employed by us, our progress could be adversely affected. In particular, we may have to incur costs to replace senior executive officers or other key employees who leave, and our ability to execute our business strategy could be impaired if we are unable to replace such persons in a timely manner.

USE OF PROCEEDS

Unless the applicable prospectus supplement states otherwise, the net proceeds from the sale of the securities registered hereby will be used for the acquisition of leases, the acquisition of oil and gas wells, and/or drilling and completing oil and gas wells.

Any specific allocation of the net proceeds of an offering of securities to a specific purpose will be determined at the time of such offering and will be described in the related supplement to this prospectus.

PLAN OF DISTRIBUTION

We may sell shares of our common stock, preferred stock, convertible preferred stock, rights or warrants, as well as common stock, preferred stock, convertible preferred stock, rights or warrants issuable upon the conversion of convertible preferred stock or the exercise of rights or warrants, or any combination of the foregoing in and/or outside the United States: (i) through underwriters or dealers; (ii) directly to a limited number of purchasers or to a single purchaser; or (iii) through agents. The applicable prospectus supplement with respect to the offered securities will set forth the name or names of any underwriters or agents, if any, the purchase price of the offered securities and the proceeds to us from such sale, any delayed delivery arrangements, any underwriting discounts and other items constituting underwriters’ compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers and any compensation paid to a placement agent. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

Notwithstanding the above, the maximum commission or discount to be received by any NASD member or independent broker-dealer will not be greater than 10% in connection with the sale of any securities offered by means of this prospectus or any related prospectus supplement, exclusive of any non-accountable expense allowance. Any securities issued by us to any FINRA member or independent broker-dealer in connection with an offering of our securities will be considered underwriting compensation and may be restricted from sale, transfer, assignment, or hypothecation for a number of months following the effective date of the offering, except to officers or partners (not directors) of any underwriter or member of a selling group and/or their officers or partners.

Our securities may be sold:

•	At a fixed price.

•	As the result of the exercise of warrants or the conversion of preferred shares and at fixed or varying prices, as determined by the terms of the warrants or convertible securities.

•	At varying prices in at the market offerings.

•	In privately negotiated transactions, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering of securities to be named in the prospectus supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such prospectus supplement. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase the offered securities will be subject to conditions precedent and the underwriters will be obligated to purchase all the offered securities if any are purchased.

If dealers are utilized in the sale of offered securities in respect of which this prospectus is delivered, we will sell the offered securities to the dealers as principals. The dealers may then resell the offered securities to the public at varying prices to be determined by the dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the prospectus supplement relating to the securities sold to the dealers.

If an agent is used in an offering of offered securities, the agent will be named, and the terms of the agency will be set forth, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, an agent will act on a best efforts basis for the period of its appointment.

The securities may be sold directly by us to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale of the securities purchased by the institutional investors. The terms of any of the sales, including the terms of any bidding or auction process, will be described in the applicable prospectus supplement.

We may permit agents or underwriters to solicit offers to purchase its securities at the public offering price set forth in a prospectus supplement pursuant to a delayed delivery arrangement providing for payment and delivery on the date stated in the prospectus supplement. Any delayed delivery contract, when issued, will contain definite fixed price and quantity terms. The obligations of any purchaser pursuant to a delayed delivery contract will not be subject to any market outs or other conditions other than the condition that the delayed delivery contract will not violate applicable law. In the event the securities underlying the delayed delivery contract are sold to underwriters at the time of performance of the delayed delivery contract, those securities will be sold to those underwriters. Each delayed delivery contract shall be subject to our approval. We will pay the commission indicated in the prospectus supplement to underwriters or agents soliciting purchases of securities pursuant to delayed delivery arrangements accepted by us.

Notwithstanding the above, while prospectus supplements may provide specific offering terms, or add to or update information contained in this prospectus, any fundamental changes to the offering terms will be made by means of a post-effective amendment.

Agents, dealers and underwriters may be entitled under agreements with us to indemnification from us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments made by such agents, dealers or underwriters.

DESCRIPTION OF CAPITAL STOCK

Common Stock

We are authorized to issue 100,000,000 shares of common stock, par value $.001 per share. Holders of our common stock are each entitled to cast one vote for each share held of record on all matters presented to the shareholders. Cumulative voting is not allowed; hence, the holders of a majority of our outstanding common shares can elect all directors.

Holders of our common stock are entitled to receive such dividends as may be declared by our Board of Directors out of funds legally available and, in the event of liquidation, to share pro rata in any distribution of our assets after payment of liabilities. Our Board of Directors is not obligated to declare a dividend. Our borrowing arrangement contains terms that require the lenders to approve dividend payments. It is not anticipated that dividends will be paid in the foreseeable future.

Holders of our common stock do not have preemptive rights to subscribe to additional shares if issued. There are no conversion, redemption, sinking fund or similar provisions regarding the common stock. All outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock/Convertible Preferred Stock

We are authorized to issue 10,000,000 shares of preferred stock, par value $.01 per share. Shares of preferred stock may be issued from time to time in one or more series as may be determined by our Board of Directors. The voting powers and preferences, the relative rights of each such series (including any right to convert the preferred stock into common stock, rights or warrants) and the qualifications, limitations and restrictions of each series will be established by the Board of Directors. Our directors may issue preferred stock with multiple votes per share and dividend rights which would have priority over any dividends paid with respect to the holders of our common stock. The issuance of preferred stock with these rights may make the removal of management difficult even if the removal would be considered beneficial to shareholders generally, and will have the effect of limiting shareholder participation in transactions such as mergers or tender offers if these transactions are not favored by our management. As of the date of this prospectus, we had not issued any shares of preferred stock.

Transfer Agent

Corporate Stock Transfer

3200 Cherry Creek Drive South, Suite 430 Denver, Colorado 80209

Phone: 303-282-4800

Fax: 303-282-5800

DESCRIPTION OF RIGHTS

The following description summarizes only the general features of the rights that we may offer from time to time under this prospectus. The specific terms of a series of rights will be described in the applicable prospectus supplement relating to that series of rights along with any general provisions applicable to that series of rights. We may issue rights to our shareholders to purchase shares of our common stock and/or any of the other securities offered hereby. Each series of rights will be issued under a separate rights agreement to be entered into between us and a bank or trust company, as rights agent. The following description of the rights and any description of the rights in a prospectus supplement may not be complete and is subject to, and qualified in its entirety by reference to, the underlying rights agreement, which we will file with the SEC at or prior to the time of the sale of the rights. You should refer to, and read this summary together with, the rights agreement and the applicable prospectus supplement to review the terms of a particular series of rights. You can obtain copies of any form of rights agreement or other agreement pursuant to which the rights are issued by following the directions described under the caption “Where You Can Find More Information.” The applicable prospectus supplement relating to any rights will describe the terms of the offered rights, including, where applicable, the following:

•	the date for determining the persons entitled to participate in the rights distribution;

•	the exercise price for the rights;

•	the aggregate number or amount of underlying securities purchasable upon exercise of the rights;

•	the number of rights issued to each shareholder and the number of rights outstanding, if any;

•	the extent to which the rights are transferable;

•	the date on which the right to exercise the rights will commence and the date on which the right will expire;

•	the extent to which the rights include an over-subscription privilege with respect to unsubscribed securities;

•	anti-dilution provisions of the rights, if any; and

•	any other material terms of the rights, including terms, procedures and limitations relating to the distribution, exchange and exercise of the rights.

Holders may exercise rights as described in the applicable prospectus supplement. Upon receipt of payment and the rights certificate properly completed and duly executed at the corporate trust office of the rights agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the securities purchasable upon exercise of the rights. If less than all of the rights issued in any rights offering are exercised, we may offer any unsubscribed securities directly to persons other than existing shareholders, to or through agents, underwriters or dealers or through a combination of such methods, including pursuant to standby underwriting arrangements, as described in the applicable prospectus supplement.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase preferred stock, common stock, or rights that are registered pursuant to the registration statement to which this prospectus relates. We may issue warrants independently or together with other securities that are registered pursuant to the registration statement to which this prospectus relates. Warrants sold with other securities may be attached to or separate from the other securities. We will issue each series of warrants under a separate warrant agreement between us and a warrant agent that we will name in the prospectus supplement. We will describe additional terms of the warrants and the applicable warrant agreements in the applicable prospectus supplement.

General

If warrants are offered, the prospectus supplement relating to a series of warrants will include the specific terms of the warrants, including:

•	the offering price;

•	the title of the warrants;

•	the aggregate number of warrants offered;

•	the dates or periods during which the warrants can be exercised;

•	whether the warrants will be issued in individual certificates to holders or in the form of global securities held by a depositary on behalf of holders;

•	the designation and terms of any securities with which the warrants are issued;

•	if the warrants are issued as a unit with another security, the date, if any, on and after which the warrants and the other security will be separately transferable;

•	if the exercise price is not payable in U.S. dollars, the foreign currency, currency unit or composite currency in which the exercise price is denominated;

•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the warrants;

•	any special tax implications of the warrants or their exercise;

•	any antidilution provisions of the warrants;

•	any redemption or call provisions applicable to the warrants; and

•	any other terms of the warrants.

Transfers and Exchanges

A holder will be able to exchange warrant certificates for new warrant certificates of different denominations, or to transfer warrants, at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement. Prior to exercise, holders of warrants will have none of the rights of holders of the underlying securities.

Exercise

Holders will be able to exercise warrants up to 5:00 P.M. New York City time on the date set forth in the prospectus supplement as the expiration date.

After this time, unless we have extended the expiration date, the unexercised warrants will be void.

Subject to any restrictions and additional requirements that may be set forth in a prospectus supplement, holders of warrants may exercise them by delivering to the warrant agent at its corporate trust office the following:

•	warrant certificates properly completed; and

•	payment of the exercise price.

As soon as practicable after the delivery, we will issue and deliver to the indicated holder the securities purchasable upon exercise. If a holder does not exercise all the warrants represented by a particular certificate, we will also issue a new certificate for the remaining number of warrants.

No Rights of Security Holder Prior to Exercise

Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon the exercise of the warrants, and will not be entitled to:

•	in the case of warrants to purchase debt securities, payments of principal of, premium, if any, or interest, if any, on the debt securities purchasable upon exercise; or

•	in the case of warrants to purchase equity securities, the right to vote or to receive dividend payments or similar distributions on the securities purchasable upon exercise.

Enforceability of Rights by Holders of Warrants

Each warrant agent will act solely as our agent under the relevant warrant agreement and will not assume any obligation or relationship of agency or trust for any warrantholder. A single bank or trust company may act as warrant agent for more than one issue of warrants. A warrant agent will have no duty or responsibility if we default in performing our obligations under the relevant warrant agreement or warrant, including any duty or responsibility to initiate any legal proceedings or to make any demand upon us.

Title

We and the warrant agents and any of our respective agents may treat the registered holder of any warrant certificate as the absolute owner of the warrants evidenced by that certificate for any purpose and as the person entitled to exercise the rights attaching to the warrants so requested, despite any notice to the contrary.

INDEMNIFICATION

Our bylaws authorize indemnification of directors, officers, employees or agents against expenses incurred by him in connection with any action, suit, or proceeding to which he is named a party by reason of his having acted or served in such capacity, except for liabilities arising from his own misconduct or negligence in performance of his duty. In addition, even a director, officer, employee, or agent who was found liable for misconduct or negligence in the performance of his duty may obtain such indemnification if, in view of all the circumstances in the case, a court of competent jurisdiction determines such person is fairly and reasonably entitled to indemnification. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

AVAILABLE INFORMATION

We are subject to the requirements of the Securities Exchange Act of l934 and are required to file reports, proxy statements and other information with the Securities and Exchange Commission. Copies of any such reports, proxy statements and other information filed by us can be read and copied at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C., 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding public companies. The address of that site is http://www.sec.gov.

We will provide, without charge, to each person to whom a copy of this prospectus is delivered, including any beneficial owner, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference below (other than exhibits to these documents, unless the exhibits are specifically incorporated by reference into this prospectus). Requests should be directed to:

Synergy Resources Corporation 20203 Highway 60 Platteville, CO 80651 (970) 737-1073

The following documents have been filed with the Commission and are incorporated by reference into this prospectus:

•	Annual Report on Form 10-K for the fiscal year ended August 31, 2012 filed on November 14, 2012;

•	Amended Annual Report on Form 10-K/A for the fiscal year ended August 31, 2012 filed on December 13, 2012;

•	8-K Reports filed on:

•	September 24, 2012

•	October 24, 2012

•	October 25, 2012

•	November 9, 2012

•	November 14, 2012

•	December 3, 2012

•	December 3, 2012

•	December 7, 2012

•	January 10, 2013

•	January 28, 2013

•	February 14, 2013 (8-K/A)

•	March 7, 2013

•	March 12, 2013

•	March 19, 2013

•	April 5, 2013

•	April 10, 2013

•	Report on Form 10-Q for the three months ended November 30, 2012, filed on January 9, 2013.

•	Report on Form 10-Q for the three and six months ended February 28, 2013.

•	Description of our common stock contained in our registration statement on Form 8-A filed on July 19, 2011.

All documents we file with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this prospectus and to be a part of this prospectus from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Investors are entitled to rely upon information in this prospectus or incorporated by reference at the time it is used, even though that information may be superseded or modified by information subsequently incorporated by reference into this prospectus.

We have filed with the Securities and Exchange Commission a Registration Statement under the Securities Act of l933, as amended, with respect to the securities offered by this prospectus. This prospectus does not contain all of the information set forth in the Registration Statement. For further information, reference is made to the Registration Statement and to the exhibits filed with the Registration Statement. Statements contained in this prospectus as to the contents of any contract or other documents are summaries which are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement and related exhibits may also be examined at the Commission’s internet site.

LEGAL MATTERS

Certain legal matters with respect to the securities offered hereby will be passed upon for us by Hart & Hart LLC, Denver, Colorado.

EXPERTS

The financial statements of Synergy Resources and for the year then ended August 31, 2012 and management’s assessment of the effectiveness of internal control over financial reporting as of August 31, 2012 incorporated by reference in this prospectus have been so incorporated in reliance on the reports of EKS&H, LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The information relating to our oil and natural gas reserves, as of August 31, 2012 and August 31, 2011, incorporated into this prospectus supplement by reference, including all statistics and data, was derived from letters dated November 2, 2012 and October 13, 2011, respectively, evaluating our oil and natural gas properties, prepared by Ryder Scott Company, L.P., our independent petroleum engineer, in reliance on the authority of such firm as experts in the oil and natural gas industry.

11,500,000 Shares

Synergy Resources Corporation

COMMON STOCK

Prospectus Supplement

(Sole Book-Running Manager)

Johnson Rice & Company L.L.C.

Senior Co-Managers

Wunderlich Securities

C. K. Cooper & Company

Global Hunter Securities

Northland Capital Markets

Co-Managers

Brean Capital

GVC Capital LLC

The date of this prospectus supplement is June 14, 2013